Filed Pursuant to Rule 424(b)(3)

Registration No. 333-199174

PROSPECTUS

PROSPECTUS

ENERGIE HOLDINGS, INC.

5,000,000 Shares of Common Stock

This Prospectus relates to the offer and sale of up to 5,000,000 shares of our Common Stock by Dutchess Opportunity Fund, II, LP (“Dutchess”), which Dutchess has agreed to purchase from us pursuant to an investment agreement (“Investment Agreement”), dated as of July 16, 2014 between our company and Dutchess. Subject to the terms and conditions of the Investment Agreement, we have the right, but not the obligation, to “put,” or require Dutchess to purchase up to $5 million worth of our shares of Common Stock during a 36 month period commencing on the date of this Prospectus. This arrangement is sometimes referred to as an “Equity Line.”

We will not receive any of the proceeds from Dutchess’ sale of these shares. However, we will receive proceeds from our initial sale of these shares to Dutchess pursuant to the Investment Agreement. We will sell these shares to Dutchess at a price equal to 94% of the lowest daily volume weighted average price (“VWAP”), of our Common Stock during the five (5) consecutive trading days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. We have the right to withdraw all or any portion of any put before the closing, subject to certain limitations set forth in the Investment Agreement.

Dutchess may sell these shares from time to time in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. For additional information on the methods of sale that may be used by Dutchess, see the section entitled “Plan of Distribution” on page 20. We will bear the costs relating to the registration of these shares, but we will not pay any of the selling commissions, brokerage fees or related expenses.

Our Common Stock is currently quoted on the OTCQB under the symbol “ELED.” Only a limited public market currently exists for our Common Stock. The closing price of our Common Stock on October 1, 2014 was $0.0275 per share.

With the exception of Dutchess, which is an “underwriter” within the meaning of the Securities Act of 1933, no other underwriter or person has been engaged to facilitate the sale of shares of our Common Stock in this offering. The Securities and Exchange Commission may take the view that, under certain circumstances, any broker-dealer or agent that participates with the selling stockholder in the distribution of the shares may be deemed to be an “underwriter” within the meaning of the Securities Act. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this Prospectus to read about factors you should consider before investing in shares of our Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is October 29, 2014

Table of Contents

PART I - INFORMATION REQUIRED IN PROSPECTUS

Prospectus Summary	1
Risk Factors	3
Risks Related To Our Operations	3
Risks Related To Our Common Stock	10
Risks Related to this Offering	11
Special Note Regarding Forward-Looking Statements	12
Use of Proceeds	12
Determination of Offering Price	12
The Dutchess Equity Line Transaction	13
Selling Stockholder	15
Plan of Distribution	15
Description of Securities	16
Description of Our Business	17
Market for Common Equity and Related Stockholders Matters	21
Management’s Discussion and Analysis of Financial Condition and Results of Operations	23
Directors, Executive Officers, Promoters and Control Persons	25
Security Ownership of Certain Beneficial Owners and Management	27
Related Party Transactions	27
Interest of Named Experts and Counsel	28
Disclosure of Commission Position on Indemnification for Securities Act Liabilities	28
Financial Statements	F-1

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Other Expenses of Issuance and Distribution	II-1
Indemnification of Directors and Officers	II-1
Recent Sales of Unregistered Securities	II-1
Exhibit Index	II-3
Undertakings	II-3
Signatures	II-4

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with additional or different information from that contained in this Prospectus. You should assume that the information contained in this Prospectus is accurate only as of any date on the front cover of this Prospectus or the date of the document incorporated by reference, as applicable, regardless of the time of delivery of this Prospectus or any sales under the Investment Agreement. Our business, financial condition, results of operations and prospects may have changed since those dates.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this Prospectus. This summary does not contain all the information that you should consider before investing in the Common Stock of Energie Holdings, Inc. (referred to herein as the “Company,” “Energie,” “we,” “our,” and “us”). You should carefully read the entire Prospectus, including “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements before making an investment decision.

About Us

We were incorporated in the State of Delaware on October 20, 1986 under the name “Verilink Corporation.” We have also been known as Alas Aviation Corp. On December 31, 2013, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with OELC, LLC, a Delaware limited liability company, and its wholly-owned subsidiary, Energie LLC (hereinafter jointly referred to as, “Energie”). The Share Exchange Agreement was not effective until July 2, 2014 due to a variety of conditions subsequent that needed to be met which are described below. Upon effectiveness, we issued 33,000,000 “restricted” shares of our Common Stock, representing approximately 65% of our then issued and outstanding voting securities, in exchange for all of the issued and outstanding member interests of Energie. This transaction is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Energie for the net assets of Holdings, accompanied by a recapitalization (the “Share Exchange”). The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

The closing of the Share Exchange Agreement was conditioned upon certain, limited customary representation and warranties, as well as conditions to close, such as the total shares of Holdings issued and outstanding being limited to 51,000,000, and the completion of an audit of Energie’s financial statements. Following the execution of the Share Exchange Agreement, but prior to closing, an additional 400,000 shares were issued and the limitation of 51,000,000 shares was waived, allowing for the issuance.

Thereafter, on January 27, 2014, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with two of our then wholly owned subsidiaries, Energie Holdings and Alas Acquisition Company. The Merger Agreement effectively merged us with and into Holdings, with Holdings being the surviving corporation. The net effect of the Merger Agreement was to effectuate a name change from Alas Aviation Corp., to Energie Holdings, Inc. in order to provide a better understanding to investors of our entry into the LED lighting industry. Our management also changed.

As a result of these transactions we are now a holding company, with Energie acting as our operating subsidiary, engaged in the business of the import and sale of specialized interior lighting solutions to the architecture and interior design markets in North America. Our creative lighting products include both conventional fixtures and advanced solid-state technology that can integrate with digital controls and day-lighting to create energy efficiencies and a better visual environment. Our current business objective is to become a leading provider of advanced LED lighting solutions by acquiring and growing complementary LED based lighting fixture companies. We are focused on acquiring specialized lighting companies for the architecture and interior design markets for both commercial and residential applications, with the intention to grow, innovate, and fully capture the rapidly growing lighting market opportunities associated with solid state lighting.

All references herein to us, we, our, Energie and/or the Company refer to Holdings and its subsidiaries, and their respective business following the consummation of the Merger and Share Exchange Agreements, unless the context otherwise requires.

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Offering Summary

Common Stock offered by Dutchess, who is the Selling Stockholder	5,000,000 shares of Common Stock.

Common Stock outstanding before the offering	51,816,667 shares of Common Stock as of October 1, 2014

Common Stock outstanding after the offering after giving effect to the issuance of 5,000,000 shares to Dutchess pursuant to the Investment Agreement	56,816,667 shares of Common Stock.

Offering Price	To be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

Use of Proceeds	We will not receive any of the proceeds from Dutchess’ sale of the shares of Common Stock covered by this Prospectus. However, we may receive up to $5 million in proceeds from the sale of shares of Common Stock to Dutchess pursuant to the terms of the Investment Agreement. We anticipate that the net proceeds we receive under the Investment Agreement will be used for general corporate and working capital purposes, acquisitions of assets, businesses or operations or for other purposes that the Board of Directors, in its good faith, deems to be in the best interest of the Company. See “Description of Business” and “Use of Proceeds.”

OTCQB Trading Symbol	Our Common Stock is traded on the OTCQB under the symbol “ELED.”

Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See “Risk Factors” beginning on page 3.
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SUMMARY FINANCIAL INFORMATION

THE FOLLOWING SUMMARY CONTAINS:

●	AUDITED FINANCIAL INFORMATION FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012 FROM BALANCE SHEETS AND STATEMENTS OF OPERATIONS DATA FROM OUR AUDITED FINANCIAL STATEMENTS; AND

●	UNAUDITED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED JUNE 30, 2014 FROM BALANCE SHEET AND STATEMENT OF OPERATIONS DATA FROM OUR UNAUDITED INTERIM FINANCIAL STATEMENTS.

THE INFORMATION CONTAINED IN THESE TABLES SHOULD BE READ IN CONJUNCTION WITH “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” HEREIN BELOW AND THE FINANCIAL STATEMENTS AND ACCOMPANYING NOTES INCLUDED HEREIN.

Energie’s financial statements have been prepared in accordance with US GAAP.  The accompanying unaudited financial information includes all adjustments considered necessary (consisting only of normal recurring adjustments) for a fair presentation.  Results for the years ended December 31, 2013 and 2012 and the six months ended June 30, 2014 are not necessarily indicative of the results that may be expected for any future period.

Condensed Statement of Operations:

	Year Ended December 31,		Six Months Ended June 30,
	2013	2012	2014	2013

Revenues	$1,733,373	$2,020,126	$339,371	$1,356,285

Total operating expenses	$2,286,567	$1,589,346	$1,110,908	$1,158,037
Loss from operations	$(1,311,933)	$(463,792)	$(937,351)	$(380,337)
Other income (expense)	(307,536)	(444,427)	(107,888)	(91,700)
Net loss	$(1,619,469)	$(908,219)	$(1,045,239)	$(472,037)

Condensed Balance Sheet:

	December 31,
	2013	2012

Cash and cash equivalents	$37,874	$59,171
Current assets	$517,741	$831,157
Total assets	$1,672,407	$2,255,625
Current liabilities	$4,669,101	$3,523,184
Total liabilities	$4,669,101	$3,523,184
Total stockholders’ equity	$(2,996,694)	$(1,267,559)

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RISK FACTORS

An investment in the securities offered involves a high degree of risk and represents a highly speculative investment. In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risks before investing in our Common Stock. If any of the following risks actually occur, our business, operating results and financial condition could be materially adversely affected. As a result, the trading price of our Common Stock could decline, and you may lose all or part of your investment in our Common Stock. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See “Special Note Regarding Forward Looking Statements” in this Prospectus.

Additional risks and uncertainties not currently known to us or that we presently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations and value of our stock. You should not purchase the securities offered unless you can afford the loss of your entire investment.

Risks Related to Our Business

Our independent accountants have expressed a "going concern" opinion.

Our financial statements accompanying this Prospectus have been prepared assuming that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.  The financial statements do not include any adjustment that might result from the outcome of this uncertainty.  We have a minimal operating history and minimal revenues or earnings from operations.  We have no significant assets or financial resources.  We will, in all likelihood, sustain operating expenses without corresponding revenues for the immediate future.  See “Description of Business” and “Management’s Discussion and Analysis of Financial Condition – Liquidity and Capital Resources.”  There are no assurances that we will generate profits from operations.

We have not generated profits from our operations.

We incurred net losses of $1,619,469 and $908,219 during the years ending December 31, 2013 and 2012, respectively.  Based upon our current business plan, our ability to begin to generate profits from operations is dependent upon our obtaining additional financing and there can be no assurances that we will ever establish profitable operations. As we pursue our business plan, we are incurring significant expenses without corresponding revenues.   In the event that we remain unable to generate significant revenues to pay our operating expenses, we will not be able to achieve profitability or continue operations.

Our ability to continue as a going concern is dependent on raising additional capital, which we may not be able to do on favorable terms, or at all.

We need to raise additional capital to support our current operations and fund our sales and marketing programs. We estimate that we will need a minimum of $500,000 in additional capital in order to generate profits from operations.  We can provide no assurance that additional funding will be available on a timely basis, on terms acceptable to us, or at all. If we are unsuccessful in raising additional funding, our business may not continue as a going concern. Even if we do find additional funding sources, we may be required to issue securities with greater rights than those currently possessed by holders of our Common Stock. We may also be required to take other actions that may lessen the value of our Common Stock or dilute our Common stockholders, including borrowing money on terms that are not favorable to us or issuing additional equity securities. If we experience difficulties raising money in the future, our business and liquidity will be materially adversely affected.

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We do not currently have an external line of credit facility with any financial institution.

As indicated above, we have estimated that we need approximately $500,000 in additional capital to generate profits from operations.  This is an estimate only and we can make no assurances that we will be profitable if we receive $500,000 in additional capital, or at all. We have attempted to establish credit facilities with financial institutions but have experienced little or no success in these attempts due primarily to the reluctance of most financial institutions to provide such lines of credit to relatively new business ventures.  We also have limited assets available to secure such a line of credit.  We intend to continue to attempt to establish an external line of credit in the future, but there can be no assurances we will be able to do so.  The failure to obtain an external line of credit could have a negative impact on our ability to generate profits.

Our financial results may fluctuate from period to period as a result of several factors which could adversely affect our stock price.

Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that will affect our financial results include:

●	acceptance of our products and market penetration;

●	the amount and timing of capital expenditures and other costs relating to the implementation of our business plan;

●	the introduction of new products by our competitors;

●	general economic conditions and economic conditions specific to our industry.

As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that could have a material adverse effect on our business, prospects, financial condition, and results of operations.

Our success depends, to an extent, upon the continued services of Harold Hansen, our President and Chief Executive Officer and our ability to continue to attract qualified personnel in the future.

We rely on the services of Harold Hansen for strategic and operational management and the relationships he has built.  The loss of Mr. Hansen could also result in the loss of our favorable relationships with one or more of our customers.  We do maintain “key person” term life insurance on the CEO in the amount of $1,000,000. This could also preclude our ability to attract and retain qualified persons to agree to become directors of our Company.

Further, if we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer. Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled technical people is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. If we fail to retain our senior management and other key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our strategic objectives and our business could suffer.

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Changes in accounting standards and subjective estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

Generally accepted accounting principles with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, impairment of long-lived assets, stock-based compensation and income taxes are highly complex and involve many subjective estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying estimates or judgments by our management could significantly change our reported results.

If we are unable to build and sustain proper information technology infrastructure, our business could suffer.

We depend on information technology to run our operations, to interface with our customers, and to maintain financial accuracy and efficiency. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach. Our information systems could also be penetrated by outside parties’ intent on extracting information, corrupting information or disrupting business processes. Such unauthorized access could disrupt our business and could result in the loss of assets.

Our new products may not achieve broad market acceptance, which would prevent us from increasing our revenue and market share.

If we fail to achieve broad market acceptance of our existing and new products, there could be an adverse impact on our ability to increase our revenue, gain market share and achieve and sustain profitability. Our ability to achieve broad market acceptance for existing and additional products will be impacted by a number of factors, including:

•	our ability to timely introduce and complete new designs and timely qualify and certify our products;

•	whether the owners of large industrial or commercial facilities will continue to be willing to purchase our products given our current size of operations;

•	our ability to produce LED lighting systems that compete favorably against other solutions on the basis of price, quality, design, reliability and performance;

•	our ability to choose appropriate products from our suppliers that we will be able to modify to comply with local standards and regulatory requirements, as well as potential in-country manufacturing requirements; and

•	our ability to continue to develop and maintain successful relationships with our customers and suppliers.

In addition, our ability to achieve increased market share will depend on our ability to increase sales to commercial, residential and industrial facilities. These potential customers often have in certain cases made substantial investments in other types of lighting systems, which may create challenges for us to achieve their adoption of our LED solutions.

The LED lighting industry is highly competitive and we expect to face increased competition as new and existing competitors introduce competing products, which could negatively impact our results of operations and market share.

The lighting industry is highly competitive. Marketing and selling our LED solutions against traditional lighting solutions is also highly competitive, and we expect competition to intensify as new and existing competitors enter the LED lighting market. In the high performance lighting markets in which we sell our advanced lighting systems, our products compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the advanced lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers.

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Some of our competitors have announced plans to introduce LED products that could compete with our systems. Several of our existing and potential competitors are significantly larger, have greater financial, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition. Some of our competitors have more resources to develop or acquire, and more experience in developing or acquiring new products and technologies and in creating market awareness for these products and technologies. Further, certain competitors may be able to develop new products more quickly than we can and may be able to develop products that are more reliable or which provide more functionality than ours. In addition, some of our competitors have the financial resources to offer competitive products at aggressive or below-market pricing levels, which could cause us to lose sales or market share or require us to lower prices for our LED systems in order to compete effectively. If we have to reduce our prices by more than we anticipated, or if we are unable to offset any future reductions in our average selling prices by increasing our sales volume, reducing our costs and expenses or introducing new products, our gross profit would suffer.

Moreover, we expect to encounter competition from an even greater number of companies in the general lighting market. Our competitors are expected to include the large, established companies in the general lighting industry, such as GE, Inc., Osram Sylvania, CREE, Inc. and Royal Philips Electronics. Each of these competitors has undertaken initiatives to develop LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting products than we possess. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us. Our competitors’ lighting technologies and products may be more readily accepted by customers than our products. Moreover, if one or more of our competitors or suppliers were to merge with one another, the change in competitive landscape could adversely affect our competitive position. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our net sales and profitability and our future prospects for success may be harmed.

A drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition and results of operations.

We believe that a decision to purchase an LED system is strongly influenced by the cost of electricity. Decreases in the prices of electricity would make it more difficult for all LED systems to compete. In particular, growth in unconventional natural gas production and an increase in global liquefied natural gas capacity are expected to keep natural gas prices relatively low for the foreseeable future. Persistent low natural gas prices, lower prices of electricity produced from other energy sources, such as nuclear power, or improvements to the utility infrastructure could reduce the retail price of electricity from the utility grid, making the purchase of an LED less economically attractive and lowering sales of our LED lighting systems. In addition, energy conservation technologies and public initiatives to reduce demand for electricity also could cause a fall in the retail price of electricity from the utility grid which could negatively impact our sales.

We are dependent upon suppliers of our products.

We are dependent on our foreign partners for our supplies of LED products. While we believe that there are numerous potential sources of LED products available, if these manufacturers were to cease production or otherwise fail to supply us with quality product in sufficient quantities on a timely basis and we were unable to contract on acceptable terms for these products with alternative manufacturers it would have a material adverse effect on our business.

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We depend upon a few manufacturers. Our operations could be disrupted if we encounter problems with these manufacturers.

We have limited internal manufacturing capabilities, and rely primarily upon the products of manufacturers with whom we have entered into agreements to allow us to offer their products on an exclusive basis. Our manufacturing facility is focused largely on assembly and modification of existing products manufactured by third parties overseas. Our reliance on those manufacturers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

The revenues that our manufacturers generate from our orders may represent a relatively small percentage of their overall revenues. As a result, fulfilling our orders may not be considered a priority in the event of constrained ability to fulfill all of their customer obligations in a timely manner. In addition, the facilities in which our products are manufactured are located outside of the United States. We believe that the location of these facilities outside of the United States increases supply risk, including the risk of supply interruptions or reductions in manufacturing quality or controls.

If our manufacturers were unable or unwilling to manufacture our products in required volumes and at high quality levels or renew existing terms under supply agreements, we would have to identify, qualify and select acceptable alternative manufacturers. An alternative contract manufacturer may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Further, in most instances the products we purchase from any particular manufacturer are proprietary to that manufacturer and it would not be possible to source the same product from another manufacturer. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers, which in turn would reduce our revenues, harm our relationships with our customers and damage our relationships with our distributors and end customers and cause us to forego potential revenue opportunities.

If we are unable to effectively develop, manage and expand our distribution channels for our products, our operating results may suffer.

If we are unable to effectively penetrate additional business channels or develop alternate channels to ensure our products are reaching the appropriate customer base, our financial results may be adversely impacted. In addition, if we successfully penetrate or develop these channels, we cannot guarantee that customers will accept our products or that we will be able to deliver them in the timeline established by our customers.

We intend to sell a substantial portion of our products to distributors. We will rely on our lighting sales agents to develop and expand their customer base as well as anticipate demand from their customers. If they are not successful, our growth and profitability may be adversely impacted.

We operate in an industry that is subject to significant fluctuation in supply and demand that affects our LED revenue and profitability.

The LED lighting industry is in the early stages of adoption and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life-cycles and fluctuations in product supply and demand. The industry has experienced significant fluctuations, often in connection with, or in anticipation of product cycles and declines in general economic conditions. These fluctuations have been characterized by lower product demand, production overcapacity, higher inventory levels and increased pricing pressure.

The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance or other aspects of LED lighting including but not limited to standards or regulations that discourage the use of certain traditional lighting technologies, could impact the demand for our LED products.

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The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance or other aspects of LED lighting may impact the demand for our LED products. Demand for our LED products may also be impacted by changes in government and/or industry policies, standards or regulations that discourage the use of certain traditional lighting technologies. For example, the Energy Independence and Security Act of 2007 in the United States imposed constraints on the sale of incandescent lights beginning in 2012. These constraints may be eliminated or delayed by legislative action, which could have a negative impact on demand for our products.

General economic conditions and a slowdown in the building and construction industries may have a negative impact on our business and results of operations.

We believe our results of operations suffered significantly as a result of the recent worldwide recession. While management is of the opinion that general economic conditions, particularly in the construction industry are improving, in the event of an economic downturn, we may experience difficulty in selling our products, even where these products and services are enthusiastically received.

Our business is sensitive to changes in general economic conditions, both inside and outside the United States. An economic downturn may adversely impact our business. Sales of our lighting products depend significantly upon the level of new building and renovation construction, which is affected by commercial and housing market trends, interest rates and the weather. In addition, due to the seasonality of construction and the sales of lighting products, our revenue and income have tended to be significantly lower in the first quarter of each year. We may experience substantial fluctuations in our operating results from period to period as a consequence of these factors. Slow growth in the economy or an economic downturn could adversely affect our ability to meet our working capital requirements and growth objectives, or could otherwise adversely affect our business, financial condition and results of operations. As a result, any general or market-specific economic downturns, particularly those affecting new building construction and renovation, or that cause end-users to reduce or delay their purchases of lighting products, services, or retrofit activities, would have a material adverse effect on our business, cash flows, financial condition and results of operations. An economic downturn in Europe may negatively impact our suppliers, which may impact our ability to acquire products and, accordingly, negatively impact our business, cash flows, financial condition and results of operations.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

•	changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
•	our ability to effectively manage our working capital;
•	our ability to satisfy consumer demands in a timely and cost-effective manner;
•	pricing and availability of labor and materials;
•	our inability to adjust certain fixed costs and expenses for changes in demand;
•	seasonal fluctuations in demand and our revenue; and
•	disruption in component supply from foreign vendors.

If LED lighting technology fails to gain widespread market acceptance or we are unable to respond effectively as new lighting technologies and market trends emerge, our competitive position and our ability to generate revenue and profits may be harmed.

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To be successful, we depend on continued market acceptance of our existing LED technology. Although adoption of LED lighting continues to grow, the use of LED lighting products for general illumination is in its early stages, is still limited and faces significant challenges. Potential customers may be reluctant to adopt LED lighting products as an alternative to traditional lighting technology because of its higher initial cost or perceived risks relating to its novelty, reliability, usefulness, light quality and cost-effectiveness when compared to other established lighting sources available in the market. Even if LED lighting products continue to achieve performance improvements and cost reductions, limited customer awareness of the benefits of LED lighting products, lack of widely accepted standards governing LED lighting products and customer unwillingness to adopt LED lighting products in favor of entrenched solutions could significantly limit the demand for LED lighting products and adversely impact our results of operations. In addition, we will need to keep pace with rapid changes in LED technology, changing customer requirements, new product introductions by competitors and evolving industry standards, any of which could render our existing products obsolete if we fail to respond in a timely manner. Development of new products incorporating advanced technology is a complex process subject to numerous uncertainties. We have previously experienced, and could in the future, experience delays in the introduction of new products. If effective new sources of light other than LEDs are discovered, our current products and technologies could become less competitive or obsolete. If others develop innovative proprietary lighting technology that is superior to ours, or if we fail to accurately anticipate technology and market trends, respond on a timely basis with our own development of new products and enhancements to existing products, and achieve broad market acceptance of these products and enhancements, our competitive position may be harmed and we may not achieve sufficient growth in our net sales to attain or sustain profitability.

If we are unable to manage any future growth effectively, our profitability and liquidity could be adversely affected.

Our ability to achieve our desired growth depends on our execution in functional areas such as management, sales and marketing, and general administration and operations. To manage any future growth, we must continue to improve our distribution, operational and financial processes and systems and expand, train and manage our employee base. If we are unable to manage our growth effectively, our business and results of operations could be adversely affected.

If we are not able to compete effectively against companies with greater resources, our prospects for future success will be jeopardized.

The lighting industry is highly competitive. In the high performance lighting markets in which we sell our advanced lighting systems, our products compete with lighting products utilizing traditional lighting technology provided by many vendors. Additionally, in the advanced lighting markets in which we have primarily competed to date, competition has largely been fragmented among a number of small manufacturers. However, some of our competitors, particularly those that offer traditional lighting products, are larger, established companies with greater resources to devote to research and development, manufacturing and marketing, as well as greater brand recognition.

Moreover, we expect to encounter competition from an even greater number of companies in the general lighting market. Our competitors are expected to include the large, established companies in the general lighting industry, such as GE, Inc., Osram Sylvania, CREE, Inc. and Royal Philips Electronics. Each of these competitors has undertaken initiatives to develop LED technology. These companies have global marketing capabilities and substantially greater resources to devote to research and development and other aspects of the development, manufacture and marketing of LED lighting products than we possess. The relatively low barriers to entry into the lighting industry and the limited proprietary nature of many lighting products also permit new competitors to enter the industry easily.

In each of our markets, we also anticipate the possibility that LED manufacturers, including those that currently supply us with LEDs, may seek to compete with us. Our competitors’ lighting technologies and products may be more readily accepted by customers than our products. Moreover, if one or more of our competitors or suppliers were to merge with one another, the change in competitive landscape could adversely affect our competitive position. Additionally, to the extent that competition in our markets intensifies, we may be required to reduce our prices in order to remain competitive. If we do not compete effectively, or if we reduce our prices without making commensurate reductions in our costs, our net sales and profitability and our future prospects for success may be harmed.

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We depend on independent sales representatives for a substantial portion of our net sales, and the failure to manage our relationships with these third parties, or the termination of these relationships, could cause our net sales to decline and harm our business.

We rely significantly on indirect sales channels to market and sell our products. Most of our products are sold through third-party independent sales representatives. In addition, these parties provide technical sales support to end-users. Our current agreements within these sales channels are generally non-exclusive, meaning they can sell products of our competitors. We anticipate that any such agreements we enter into in the future will be on similar terms. Furthermore, our agreements are generally short-term, and can be cancelled by these sales channels without significant financial consequence. We cannot control how these sales representatives perform and cannot be certain that we or end-users will be satisfied by their performance. If these sales representatives significantly change their focus away from us, or change their historical pattern of selling products from us, there could be a significant impact on our net sales and profits.

Our products could contain defects or they may be installed or operated incorrectly, which could reduce sales of those products or result in claims against us.

Despite product testing, defects may be found in our existing or future products. This could result in, among other things, a delay in the recognition or loss of net sales, loss of market share or failure to achieve market acceptance. These defects could cause us to incur significant warranty, support and repair costs, divert the attention of our engineering personnel from our product development efforts, and harm our relationship with our customers. The occurrence of these problems could result in the delay or loss of market acceptance of our lighting products and would likely harm our business. Some of our products use line voltages (such as 120 or 277 AC), which involve enhanced risk of electrical shock, injury or death in the event of a short circuit or other malfunction. Defects, integration issues or other performance problems in our lighting products could result in personal injury or financial or other damages to end-users or could damage market acceptance of our products. Our customers and end-users could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

The cost of compliance with environmental, health and safety laws and regulations could adversely affect our results of operations or financial condition.

We are subject to a broad range of environmental, health, and safety laws and regulations. These laws and regulations impose increasingly stringent environmental, health, and safety protection standards and permitting requirements regarding, among other things, air emissions, wastewater storage, treatment, and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, the remediation of environmental contamination, and working conditions for our employees. Some environmental laws, such as Superfund, the Clean Water Act, and comparable laws in U.S. states and other jurisdictions world-wide, impose joint and several liability for the cost of environmental remediation, natural resource damages, third party claims, and other expenses, without regard to the fault or the legality of the original conduct, on those persons who contributed to the release of a hazardous substance into the environment. We may also be affected by future laws or regulations, including those imposed in response to energy, climate change, geopolitical, or similar concerns. These laws may impact the sourcing of raw materials and the manufacture and distribution of our products and place restrictions and other requirements on the products that we can sell in certain geographical locations.

Our operations rely on international suppliers and are subject to risks associated with operating in international markets.

All of our products originate from foreign suppliers. International business operations are subject to inherent risks, including, among others:

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•	difficulty in enforcing agreements through foreign legal systems,
•	unexpected changes in regulatory requirements, tariffs, and other trade barriers or restrictions,
•	potentially adverse tax consequences,
•	the burdens of compliance with the U.S. Foreign Corrupt Practices Act, similar anti-bribery laws in other countries, and a wide variety of foreign laws,
•	import and export license requirements and restrictions of the United States and each other country in which we operate,
•	exposure to different legal standards and reduced protection for intellectual property rights in some countries,
•	currency fluctuations and restrictions, and
•	political, social, and economic instability, including war and the threat of war, acts of terrorism, pandemics, boycotts, curtailment of trade or other business restrictions.

If we do not anticipate and effectively manage these risks, these factors may have a material adverse impact on our sales, thus lowering our total revenues.

We believe that certification and compliance issues are critical to adoption of our lighting systems, and failure to obtain such certification or compliance would harm our business.

We are required to comply with certain legal requirements governing the materials in our products. Although we are not aware of any efforts to amend any existing legal requirements or implement new legal requirements in a manner with which we cannot comply, our net sales might be adversely affected if such an amendment or implementation were to occur.

Moreover, although not legally required to do so, we strive to obtain certification for substantially all our products. In the United States, we seek certification on substantially all of our products from Underwriters Laboratories (UL®) or Intertek Testing Services (ETL®). Although we believe that our broad knowledge and experience with electrical codes and safety standards have facilitated certification approvals, we cannot ensure that we will be able to obtain any such certifications for our new products or that, if certification standards are amended, that we will be able to maintain such certifications for our existing products. Moreover, although we are not aware of any effort to amend any existing certification standard or implement a new certification standard in a manner that would render us unable to maintain certification for our existing products or obtain ratification for new products, our net sales might be adversely affected if such an amendment or implementation were to occur.

Failure to effectively estimate employer-sponsored health insurance premiums and incremental costs due to the Affordable Healthcare Act could materially and adversely affect our results of operations, financial position, and cash flows.

In March 2010, the United States federal government enacted comprehensive health care reform legislation, which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded, and imposes new taxes on health insurers, self-insured companies, and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020 with many of the changes requiring additional guidance from federal agencies and regulations. Possible adverse effects could include increased costs, exposure to expanded liability, and requirements for us to revise the ways in which healthcare and other benefits are provided to employees. We continue to monitor the potential impacts the health care reform legislation will have on our financial results.

We may be subject to legal claims against us or claims by us which could have a significant impact on our resulting financial performance.

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At any given time, we may be subject to litigation, the disposition of which may have an adverse effect upon our business, financial condition, or results of operation. Such claims include but are not limited to and may arise from product liability and related claims in the event that any of the products that we sell is faulty or contains defects in materials or design.  We may be subject to patent infringement claims from our products. In addition, we may be subject to claims by our lenders, claims for rent, and claims from our vendors on our accounts payable; and although we have been able to obtain understandings with the foregoing and have informal forbearance agreements from those parties, one or more of them may elect to commence collection proceedings which could result in judgments against us and have a significant negative impact on our operations.

We have significant exposure to economic risk in Europe because the majority of our supply partners are located in Europe.

Because the majority of our products are manufactured by European suppliers, we are subject to all of the general European economic risks faced by them. Countries in Europe may be significantly affected by fiscal and monetary controls implemented by the European Union (“EU”) and European Economic and Monetary Union (“EMU”), which require member countries to comply with restrictions on inflation rates, deficits, interest rates, debt levels and fiscal and monetary controls. Decreasing imports or exports, changes in governmental or other regulations on trade, changes in the exchange rate of the Euro, the default or threat of default by one or more EU member countries on its sovereign debt, and/or an economic recession in one or more EU member countries may have a significant adverse effect on the economies of other EU member countries and major trading partners outside Europe.

In recent years, the European financial markets have experienced volatility and adverse trends due to concerns about economic downturns, rising government debt levels and the possible default of government debt in several European countries, including Greece, Ireland, Italy, Portugal and Spain. Several countries, including Greece and Italy, have agreed to multi-year bailout loans from the European Central Bank, International Monetary Fund, and other institutions. A default or debt restructuring by any European country, such as the restructuring of Greece’s outstanding sovereign debt, can adversely impact holders of that country’s debt and sellers of credit default swaps linked to that country’s creditworthiness, which may be located in countries other than those listed above, and can affect exposures to other EU countries and their businesses as well. The manner in which the EU and EMU responded to the global recession and sovereign debt issues raised questions about their ability to react quickly to rising borrowing costs and the potential default by Greece and other countries of their sovereign debt and revealed a lack of cohesion in dealing with the fiscal problems of member states. To address budget deficits and public debt concerns, a number of European countries have imposed strict austerity measures and comprehensive financial and labor market reforms, which could increase political or social instability. Many European countries continue to suffer from high unemployment rates.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the Jumpstart our Business Startups Act, or the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants who will increase our costs and expenses.

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In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

However, for as long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”

We would cease to be an “emerging growth company” upon the earliest of: (i) the first fiscal year following the fifth anniversary of our becoming a reporting company, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) as of the end of any fiscal year in which the market value of our Common Stock held by non-affiliates exceeded $75 million as of the end of the second quarter of that fiscal year.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this Prospectus and in future filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Stock less attractive because we may rely on these exemptions. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

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In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Risks Related to our Common Stock

There is a limited trading market for our Common Stock and there can be no assurance that a larger market will develop in the future.

Holders of our Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that holders of our Common Stock will be able to be sell their shares without incurring a loss. Any such market price of the Common Stock may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the Common Stock in the future. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions. In the absence of a public trading market, an investor may be unable to liquidate his investment in our Company.

We do not have significant financial reporting experience, which may lead to delays in filing required reports with the Securities and Exchange Commission and suspension of quotation of our securities on the OTCQM which will make it more difficult for you to sell your securities.

The OTCQM, an inter-dealer quotation system, and other national stock exchanges each limits quotations to securities of issuers that are current in their reports filed with the Securities and Exchange Commission (the “SEC”).  Because we do not have significant financial reporting experience, we may experience delays in filing required reports with the SEC.  Because issuers whose securities are qualified for quotation on the OTCQM or any other national exchange are required to file these reports with the SEC in a timely manner, the failure to do so may result in a suspension of trading or delisting.

 There are no automated systems for negotiating trades on the OTCQM and it is possible for the price of a stock to go up or down significantly during a lapse of time between placing a market order and its execution, which may affect your trades in our securities.

Because there are no automated systems for negotiating trades on the OTCQM, they are conducted via telephone.  In times of heavy market volume, the limitations of this process may result in a significant increase in the time it takes to execute investor orders.  Therefore, when investors place market orders, an order to buy or sell a specific number of shares at the current market price, it is possible for the price of a stock to go up or down significantly during the lapse of time between placing a market order and its execution.

Our stock will be considered a “penny stock” so long as it trades below $5.00 per share. This can adversely affect its liquidity.

Our Common Stock is considered a “penny stock” and will continue to be considered a penny stock so long as it trades below $5.00 per share and as such, trading in our Common Stock will be subject to the requirements of Rule 15g-9 under the Securities Exchange Act of 1934.  Under this rule, broker-dealers who recommend low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements.  The broker-dealer must make an individualized written suitability determination for the purchaser and receive the purchaser’s written consent prior to the transaction.

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SEC regulations also require additional disclosure in connection with any trades involving a “penny stock,” including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and its associated risks. In addition, broker-dealers must disclose commissions payable to both the broker-dealer and the registered representative and current quotations for the securities they offer.  The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from recommending transactions in our securities, which could severely limit the liquidity of our securities and consequently adversely affect the market price for our securities.  In addition, few broker or dealers are likely to undertake these compliance activities. Other risks associated with trading in penny stocks could also be price fluctuations and the lack of a liquid market.

We do not anticipate payment of dividends, and investors will be wholly dependent upon the market for our Common Stock to realize economic benefit from their investment.

As holders of our Common Stock, you will only be entitled to receive those dividends that are declared by our Board of Directors out of retained earnings.  We do not expect to have retained earnings available for declaration of dividends in the foreseeable future.  There is no assurance that such retained earnings will ever materialize to permit payment of dividends to you.  Our Board of Directors will determine future dividend policy based upon our results of operations, financial condition, capital requirements, reserve needs and other circumstances.

Any adverse effect on the market price of our Common Stock could make it difficult for us to raise additional capital through sales of equity securities at a time and at a price that we deem appropriate.

Sales of substantial amounts of our Common Stock, or in anticipation that such sales could occur, may materially and adversely affect prevailing market prices for our Common Stock. Accordingly, a decrease in the market price for our Common Stock could negatively impact our ability to raise additional capital under acceptable terms.

The market price of our Common Stock may fluctuate significantly in the future.

We expect that the market price of our Common Stock may fluctuate in response to one or more of the following factors, many of which are beyond our control:

●	competitive pricing pressures;

●	our ability to market our services on a cost-effective and timely basis;

●	our inability to obtain working capital financing, if needed;

●	changing conditions in the market;

●	changes in market valuations of similar companies;

●	stock market price and volume fluctuations generally;

●	regulatory developments;

●	fluctuations in our quarterly or annual operating results;

●	additions or departures of key personnel; and

●	future sales of our Common Stock or other securities.

The price at which you purchase shares of our Common Stock may not be indicative of the price that will prevail in the trading market.  You may be unable to sell your shares of Common Stock at or above your purchase price, which may result in substantial losses to you and which may include the complete loss of your investment.  In the past, securities class action litigation has often been brought against a company following periods of stock price volatility.  We may be the target of similar litigation in the future.  Securities litigation could result in substantial costs and divert management’s attention and our resources away from our business.  Any of the risks described above could adversely affect our sales and profitability and also the price of our Common Stock.

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FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

The Financial Industry Regulatory Authority (“FINRA”) has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer.  Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information.  Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers.  The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our Common Stock, which may have the effect of reducing the level of trading activity in our Common Stock.  As a result, fewer broker-dealers may be willing to make a market in our Common Stock, reducing a stockholder’s ability to resell shares of our Common Stock.

State securities laws may limit secondary trading, which may restrict the states in which you can sell the shares offered by this Prospectus.

If you purchase shares of our Common Stock sold in this Offering, you may not be able to resell the shares in any state unless and until the shares of our Common Stock are qualified for secondary trading under the applicable securities laws of such state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in such state.  There can be no assurance that we will be successful in registering or qualifying our Common Stock for secondary trading, or identifying an available exemption for secondary trading in our Common Stock in every state.  If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, our Common Stock in any particular state, our Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our Common Stock, the market for our Common Stock will be limited which could drive down the market price of our Common Stock and reduce the liquidity of the shares of our Common Stock and a stockholder’s ability to resell shares of our Common Stock at all or at current market prices, which could increase a stockholder’s risk of losing some or all of his investment.

There is a limitation on Officer and Director Liability/Indemnification.

Our Certificate of Incorporation contains a provision, which, in substance, eliminates the personal liability of our officers and directors and our shareholders for monetary damages for breaches of their fiduciary duties as officers and directors to the fullest extent permitted by Delaware law.

There is a limited public market for our Common Stock.

There is currently a limited public market for the Common Stock. Holders of our Common Stock may, therefore, have difficulty selling their Common Stock, should they decide to do so. In addition, there can be no assurances that such markets will continue or that any shares of Common Stock will be able to be sold without incurring a loss. Any such market price of the Common Stock may not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value, and may not be indicative of the market price for the Common Stock in the future. Further, the market price for the Common Stock may be volatile depending on a number of factors, including business performance, industry dynamics, news announcements or changes in general economic conditions.

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If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately. Any inability to reports and file our financial results accurately and timely could harm our business and adversely affect the trading price of our Common Stock.

We are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC. At present, we have instituted internal controls, but it may take time to implement them fully. Our management, including our Chief Executive Officer and Chief Financial Officer, cannot guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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 RISKS RELATED TO THIS OFFERING

We are registering the resale of 5,000,000 shares of Common Stock. Of these shares, 5,000,000 may be issued to Dutchess under the Equity Line. The resale of such shares by Dutchess could depress the market price of our Common Stock and you may not be able to sell your investment for what you paid for it.

We are registering the resale of 5,000,000 shares of Common Stock under the registration statement of which this Prospectus forms a part. We may issue up to 5,000,000 shares to Dutchess pursuant to the Equity Line. The sale of these shares into the public market by Dutchess could depress the market price of our Common Stock and you may not be able to sell your investment for what you paid for it.

Dutchess will pay less than the then-prevailing market price for our common stock under the Equity Line.

The Common Stock to be issued to Dutchess pursuant to the Investment Agreement will be purchased at a pricxe equal to ninety-four percent (94%) of the lowest daily VWAP (volume weighted average price) of our Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date, subject to certain exceptions. Dutchess has a financial incentive to sell our Common Stock upon receiving the shares to realize the profit equal to the difference between the discounted price and the market price. If Dutchess sells the shares, the price of our Common Stock could decrease.

Any drawdowns under our Equity Line with Dutchess may result in dilution to our stockholders.

If we sell shares to Dutchess under the Equity Line, it will have a dilutive effect on the holdings of our current stockholders, and may result in downward pressure on the price of our Common Stock. If we draw down amounts under the Equity Line, we will issue shares to Dutchess at a price equal to ninety-four percent (94%) of the lowest daily VWAP (volume weighted average price) of our Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. If we draw down amounts under the Equity Line when our share price is decreasing, we will need to issue more shares to raise the same amount than if our stock price was higher. Issuances in the face of a declining share price will have an even greater dilutive effect than if our share price were stable or increasing, and may further decrease our share price.

Our Equity Line with Dutchess may not be available to us if we elect to make a draw down.

Our ability to put shares to Dutchess and obtain funds under the Equity Line is limited by the terms and conditions in the Investment Agreement, including restrictions on when we may exercise our put rights, restrictions on the amount we may put to Dutchess at any one time, which is determined in part by the trading volume of our Common Stock or a limitation on Dutchess’s obligation to purchase if such purchase would result in Dutchess beneficially owning more than 4.99% of our Common Stock. Accordingly, the Equity Line may not be available to satisfy all of our funding needs.

We cannot predict whether we will successfully effectuate our current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in our Common Stock and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this Prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “will,” “could” and similar expressions denoting uncertainty or an action that may, will or is expected to occur in the future. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward looking statements include:

●	the timing of the development of future products;
●	projections of costs, revenue, earnings, capital structure and other financial items;
●	statements of our plans and objectives;
●	statements regarding the capabilities of our business operations;
●	statements of expected future economic performance;
●	statements regarding competition in our market; and
●	assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss our known material risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from the forward-looking statements. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

You should also assume that the information appearing in this Prospectus is accurate only as of the date on the front cover of this Prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

USE OF PROCEEDS

We will not receive any of the proceeds from Dutchess’ sale of the shares of Common Stock covered by this Prospectus. However, we may receive up to $5 million in proceeds from the sale of shares of Common Stock to Dutchess pursuant to the terms of the Investment Agreement. We anticipate that the net proceeds we receive under the Investment Agreement will be used for general corporate and working capital purposes and acquisitions or assets, businesses or operations or for other purposes that the Board of Directors, in its good faith, deems to be in the best interest of the Company.

DETERMINATION OF OFFERING PRICE

The offering price of the securities offered by Dutchess, the Selling Stockholder, will be determined by the prevailing market price for the shares at the time of sale or negotiated transactions.

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THE DUTCHESS EQUITY LINE TRANSACTION

Investment Agreement

On July 16, 2014, we entered into an Investment Agreement (the “Investment Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $5 million of our Common Stock upon issuance by us of a put to Dutchess at a price equal to ninety-four percent (94%) of the lowest daily VWAP (volume weighted average price) of our Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. The Put Amount shall be equal to up to either 1) two hundred percent (200%) of the average daily volume (U.S. market only) of the Common Stock for the three (3) Trading Days prior to the applicable Put Notice Date, multiplied by the average of the three (3) daily closing prices immediately preceding the Put Date; or 2) one hundred thousand dollars ($100,000). The obligation of Dutchess to purchase our shares is contingent upon our filing of a registration statement registering the shares of our Common Stock with the US Securities and Exchange Commission and such registration statement being declared effective, as well as our Common Stock continuing to be listed for trading, among other things. There are no assurances that our registration statement will be deemed effective, or that we will elect to take advantage of this opportunity.

The aggregate purchase price of $5 million was arrived at through negotiations between our management and Dutchess. As we have disclosed previously, we believe we require approximately $500,000 in capital in order to fully implement our business plan and generate profits from operations.  While no assurances can be provided that we will become profitable if we obtain this financing, we believe we can begin this process with the funds we derive from the Dutchess financing.

Dutchess has no right to require any sales by us, but is obligated to make purchases from us as we direct in accordance with the Investment Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Investment Agreement.

The maximum amount of each Put Notice is limited to maximum $100,000 and, during the Open Period, we are not entitled to submit a Put Notice until the Pricing Period for the prior Put has been completed. The Open Period is defined as the period beginning on and including the trading day immediately following the date that the SEC declares the registration statement covering the securities effective under the Securities Act and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Investment Agreement. The Pricing Period is defined as the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. Additionally, we have the right to specify a suspension price for that put. If the price of our Common Stock falls below that suspension price, the put is temporarily suspended. It resumes if and when the price of our Common Stock is above the suspension price, provided the dates for the Pricing Period for that particular put are still valid. If the Pricing Period has been completed, any shares above the suspension price due to Dutchess shall be sold to Dutchess at the suspension price.

Certain conditions must be satisfied before we are entitled to put shares to Dutchess, including the following:

●	there must be an effective registration statement under the Securities Act to cover the resale of the shares by Dutchess;
●	at all times during the period beginning on the related Put Notice Date and ending on and including the related Closing Date, our Common Stock must have been listed on the principal market and must not have been suspended from trading thereon for a period of two (2) consecutive trading days during the Open Period and our company must not have been notified of any pending or threatened proceeding or other action to suspend the trading of our Common Stock;
●	we must have complied with our obligations and not otherwise be in breach or default under the Investment Agreement, the Registration Rights Agreement, or any other agreement executed in connection with the Investment Agreement, which breach or default has not been cured prior to the delivery of a Put Notice;
●	no injunction or other governmental action shall have been issued or remain in force which prohibits the issuance of shares to Dutchess pursuant to the Equity Line; and
●	the issuance of the Securities pursuant to the Investment Agreement must not violate any shareholder approval requirements of the Principal Market.

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There is no guarantee that we will be able to meet the foregoing conditions or any other conditions under the Investment Agreement or that we will be able to draw down any portion of the amount available to us under the Equity Line.

The Investment Agreement further provides that we and Dutchess are each entitled to customary indemnification from the other for any losses or liabilities we or it suffers as a result of any breach by the other party of any provisions of the Investment Agreement or the Registration Rights Agreement, or as a result of any lawsuit brought by a third-party arising out of or resulting from the other party’s execution, delivery, performance or enforcement of the Investment Agreement or the Registration Rights Agreement. Further, the rights and obligations contained in the Dutchess Agreement may not be assigned without the express written consent of the other party to the agreement.

The Investment Agreement also contains customary representations and warranties of each of the parties. The assertions embodied in those representations and warranties were made for purposes of the Investment Agreement and are subject to qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Investment Agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what a stockholder or investor might view as material, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts.

Dutchess has also agreed pursuant to the Investment Agreement not to sell short any of our securities, either directly or indirectly through its affiliates, principals or advisors during the term of the Investment Agreement.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement, we are obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of Common Stock issued or issuable under the Investment Agreement. We will file with the SEC an initial registration statement of which this Prospectus forms a part, in order to access the Equity Line, covering the resale of up to 5,000,000 shares of Common Stock. In addition, we are obligated to use all commercially reasonable efforts to have the registration statement remain effective by the SEC as provided for in the Investment Agreement.

The foregoing summary of the Investment Agreement with Dutchess does not purport to be complete and is qualified by reference to the Investment Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits to the registration statement of which this Prospectus is a part.

Effect of Performance of the Investment Agreement on Our Stockholders

All 5,000,000 shares of Common Stock that are registered in this offering which have been issued to Dutchess or which may be sold by us to Dutchess under the Investment Agreement are expected to be freely tradable. These 5,000,000 shares will represent approximately 8.8% of our issued and outstanding shares of Common Stock after issuance, unless we issue additional shares prior to the issuance of these 5 million shares. It is anticipated that shares registered in this offering will be sold over a period of up to 36 months from the date of this Prospectus. The sale by Dutchess of a significant amount of shares registered in this offering at any given time could cause the market price of our Common Stock to decline and to be highly volatile. Dutchess may ultimately acquire all, some or none of the shares of Common Stock not issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares.

If and to the extent we issue Common Stock to Dutchess at a lower price per share, Dutchess will receive a higher number of shares, which equates to greater dilution to our other stockholders. The effect of this dilution may, in turn, cause the price of our Common Stock to decrease further because of the downward pressure on the stock price that would be caused by a large number of sales of our shares into the public market by Dutchess. Additionally, if certain of our existing stockholders disagree with our decision to sell shares to Dutchess at a time when our stock price is low, those stockholders may in response decide to sell additional shares of Common Stock, which could further decrease our stock price. Therefore, sales to Dutchess by us under the Investment Agreement may result in substantial dilution to the interests of other stockholders and a decrease in our stock price. However, we have the right to control the timing and amount of any sales of our shares to Dutchess and the Investment Agreement may be terminated by us at any time at our discretion without any cost to us.

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In connection with entering into the Investment Agreement, we authorized the sale to Dutchess of up to $5,000,000 of our Common Stock. The number of shares ultimately offered for sale by Dutchess under this Prospectus is dependent upon the number of shares purchased by Dutchess under the Investment Agreement. In the event we elect to issue more than the 5,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the SEC. The following table sets forth the amount of proceeds we would receive from Dutchess from the sale of shares at varying purchase prices:

Assumed Average Purchase Price ($)	Number of Registered Shares to be Issued if Full Purchase (1)(2)	Percentage of Outstanding Shares After Giving Effect to the Issuance to Dutchess (3)	Proceeds from the Sale of Registered Shares to Dutchess Under the Investment Agreement
$0.01	5,000,000	90.3%	$50,000
$0.015	5,000,000	90.3%	$75,000
$0.02	5,000,000	90.3%	$100,000
$0.025	5,000,000	90.3%	$125,000
$0.0275(4)	5,000,000	90.3%	$150,000

———————

(1)	Although the Investment Agreement provides that we may sell up to $5,000,000 of our Common Stock to Dutchess, we are only registering 5,000,000 shares, which may or may not cover all such shares purchased by them under the Investment Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares which are registered in this offering.

(2)	The number of registered shares to be issued represents the number of shares to be purchased at the applicable price.
(3)	The denominator is based on 51,816,667 shares outstanding plus the corresponding number of shares set forth in the adjacent column. The numerator is based on the number of shares issuable under the Investment Agreement at the corresponding assumed purchase price set forth in the adjacent column.
(4)	The closing price of our Common Stock on October 1, 2014.

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SELLING STOCKHOLDER

The shares of Common Stock being offered by Dutchess, the selling stockholder, are those to be issued to Dutchess under the Investment Agreement. We are registering the shares of Common Stock in order to permit Dutchess to offer the shares for resale from time to time. Dutchess is not a licensed broker-dealer or an affiliate of a licensed broker-dealer. Neither Dutchess nor any of its affiliates has held a position or office, or had any other material relationship, with us within the past three years.

We do not know when or in what amounts Dutchess may offer shares for sale. Dutchess may elect not to sell any or all of the shares offered by this Prospectus. Because Dutchess may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by Dutchess after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this Prospectus will be sold by Dutchess.

The address of Dutchess is 50 Commonwealth Avenue, Suite 2, Boston, MA 02116. Dutchess is a Delaware limited partnership. Michael Novielli and Douglas H. Leighton are the managing members of Dutchess Capital Management, II, LLC, the general partner to Dutchess, which has the voting and investment power over the shares being offered under this Prospectus.

Although the Investment Agreement provides what we may sell up to $5,000,000 of our Common Stock to Dutchess, we are only registering 5,000,000 shares issuable under the Investment Agreement pursuant to the registration statement of which this Prospectus is a part. If we elect to issue more than the 5,000,000 shares offered by this Prospectus, which we have the right but not the obligation to do, we must first register under the Securities Act any additional shares we may elect to sell to Dutchess before we can sell such additional shares.

PLAN OF DISTRIBUTION

The Common Stock offered by this Prospectus is being offered by Dutchess, the selling stockholder. The Common Stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the Common Stock offered by this Prospectus may be effected in one or more of the following methods:

●	ordinary brokers’ transactions;
●	transactions involving cross or block trades;
●	through brokers, dealers, or underwriters who may act solely as agents;
●	“at the market” into an existing market for the Common Stock;
●	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;
●	in privately negotiated transactions;
●	any combination of the foregoing; or
●	any other method permitted pursuant to applicable law.

The Selling Stockholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this Prospectus.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

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Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the Common Stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Dutchess is an “underwriter” within the meaning of the Securities Act.

Neither we nor Dutchess can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Dutchess, any other stockholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this Prospectus. At the time a particular offer of shares is made, a Prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Dutchess and related persons against specified liabilities, including liabilities under the Securities Act.

Dutchess and its affiliates have agreed not to engage in any direct or indirect short selling of our Common Stock during the term of the Investment Agreement.

While Dutchess is engaged in a distribution of the shares included in this Prospectus, Dutchess is required to comply with Regulation M promulgated under the Exchange Act, and it is aware of its compliance obligations pursuant to Regulation M. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered pursuant to this Prospectus. This offering will terminate on the date that all shares offered by this Prospectus have been sold by Dutchess or may be resold by Dutchess without restriction under Rule 144(b)(1)(i) under the Securities Act.

DESCRIPTION OF SECURITIES

General

Effective September 18, 2014, our authorized capital stock consists of 250,000,000 shares of Common Stock, par value $0.0001 per share (“Common Stock”) and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

There are 250,000,000 shares of Common Stock, $.0001 par value, authorized, with 51,816,667common shares issued and outstanding as of the date of this Prospectus.  The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders.  Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore, subject to any preferential dividend rights of outstanding Preferred Stock, which may be authorized and issued in the future.  Upon a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets available after the payment of all debts and other liabilities, and subject further only to the prior rights of any outstanding Preferred Stock which may be authorized and issued in the future.  The holders of Common Stock have no preemptive, subscription, redemption or conversion rights.  The outstanding shares of Common Stock are, and the shares offered herein will be, when issued and paid for, fully paid and non-assessable.  Cumulative voting in the election of directors is not permitted and the holders of a majority of the number of outstanding shares will be in a position to control the election of directors at a general shareholder meeting and may elect all of the directors standing for election.  We have no present intention to pay cash dividends to the holders of Common Stock.

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Preferred Stock

Our certificate of incorporation authorizes the issuance of 5,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors.

Accordingly, our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of Preferred Stock, in one or more series, each such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences, privileges and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be determined by  our board of directors.  The rights for the holders of Common Stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Registration Rights

We have entered into a registration rights agreement with Dutchess. Please see “The Dutchess Equity Line Transaction” on page 23 of this Prospectus.

Transfer Agent

Our stock transfer agent is Pacific Stock Transfer, located in 4045 South Spencer Street, Suite 403, Las Vegas, NV 89119. Their phone number is (702) 361-3033.

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DESCRIPTION OF BUSINESS

We were incorporated in the State of Delaware on October 20, 1986 under the name “Verilink Corporation.” On July 11, 2012, Verilink Corporation joined with LMK Global Resources, Inc., ("LMK") a Delaware corporation incorporated on July 11, 2012, and Verilink Merger Subsidiary, Inc., (“Verilink Sub”) a Delaware corporation incorporated on July 11, 2012, to reorganize into a holding company structure pursuant §251(g) of the Delaware General Corporation Law, under which LMK survived as the holding company, by the merger of Verilink Corporation, with and into Verilink Sub, and with each holder of shares of Verilink Corporation stock receiving an equal number of share of LMK stock in exchange for such shares of Verilink Corporation Stock.

On June 22, 2013, LMK entered into an agreement and plan of merger into a holding company with Alas Aviation Corp. ("Alas Aviation") and Alas Acquisition Company ("AAC"), both wholly-owned subsidiaries of LMK incorporated in Delaware on June 10, 2013. The agreement provided for the merger of LMK with and into Alas Aviation, with Alas Aviation being the surviving corporation in that merger. Contemporaneously with LMK’s merger with and into Alas Aviation pursuant to the Delaware Holding Company formation statute, DGCL Section 251(g), and the agreement, the shareholders of LMK became shareholders of Alas Aviation on a one share for one share basis pursuant to the Agreement.

On December 31, 2013, we entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with OELC, LLC, a Delaware limited liability company, and its wholly-owned subsidiary, Energie LLC (hereinafter jointly referred to as, “Energie”). The Share Exchange Agreement was not effective until July 2, 2014 due to a variety of conditions subsequent that needed to be met which are described below. Upon effectiveness, we issued 33,000,000 “restricted” shares of our Common Stock, representing approximately 65% of our then issued and outstanding voting securities, in exchange for all of the issued and outstanding member interests of Energie. This transaction is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Energie for the net assets of Holdings, accompanied by a recapitalization (the “Share Exchange”). The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

Energie Holdings, Inc. (“we,” “us,” our” the “Company” or “Holdings”) is focused on acquiring and growing specialized LED lighting companies for the architecture and interior design markets for both commercial and residential applications. The lighting products will include both conventional fixtures and advanced solid-state technology that can integrate with digital controls and day-lighting to create energy efficiencies and a better visual environment. Our objective is to grow, innovate, and fully capture the rapidly growing lighting market opportunities associated with solid state lighting. Unless otherwise indicated, all references to our Company include our wholly owned subsidiaries.

Upon the closing of the Share Exchange Agreement our former members of management resigned and our current management was appointed to their respective positions with us. See “Management,” below.

Energie was founded in 2001and is engaged in the import and sale of specialized interior lighting solutions to the architecture and interior design markets in North America. Our headquarters is located in Wheat Ridge, Colorado, and we also maintain a production and assembly facility in Zeeland, Michigan. See “Property” below.

We have developed an end-to-end production and distribution platform for imported lighting products featuring HID, fluorescent, and LED technologies. Long term contracts with five European manufacturers and one in Taiwan provide us with exclusive North American distribution rights to over 270 total products in 37 categories. After processing any modifications necessary to meet UL standards and building code requirements, the products are sold to customers through a network of over 60 independent lighting sales agents. In addition to a 15% commission structure, we provide our sales force with promotional materials, product training, and technical support.

We intend to capitalize on these European lighting companies’ desire to penetrate the North American markets by solving many of the problems these producers encounter when approaching these markets. These obstacles include designs that do not meet UL/CUL standards and building codes, the need to provide appropriate North American oriented marketing and product information and specifications, experience to leverage the lighting industry sales agent network, and market based product supply.

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Our business strategy is to enter into exclusive sales agreements with European suppliers that have unique lighting products, and to bridge the divide between product desires of North American architects, lighting designers, electrical engineers and interior designers to access innovative European products and the desires of European manufacturers to find a cost effective way to penetrate the North American markets. As these European partners are continually developing new products, we collaborate in the fixture design process and have the right to launch such products in North America. In many cases, our partners will co-fund the front end costs associated with launching new products. However we require additional working capital to accelerate our anticipated growth. We estimate that we will need up to $500,000 in additional working capital to accomplish our objectives. See “Management’s Discussion and Analysis of Financial Condition – Liquidity and Capital Resources” below.

We have been and continue to engage in the design, development, enhancement and marketing of advanced commercial grade illumination products that exclusively use LED’s as their light source in the continental United States, Canada and Puerto Rico. Our products include LED hanging and recessed ceiling fixtures, recessed wall fixtures and wall sconces. Our branded products have been installed in a wide variety of settings including commercial office space, financial trading floors, health care facilities, museums, schools, restaurants, retail stores and other public locations. According to Freedonia Research this segment of the industry is estimated at $4 billion of architectural, specification-grade lighting fixtures with innovative, differentiated lighting products that exemplify:

•	Energy efficiency focused on the disruptive LED technology;
•	High performance with respect to quantity and quality of light through superior optic design; and
•	Aesthetic design that appeals to the senses while allowing architects and designers to make strong visual statements by accessing European lighting fixture designers.

In order to secure such projects we cultivate relationships and builds our brand through marketing and sales efforts aimed at decision-makers responsible for lighting; primarily architects, lighting designers, electrical engineers, interior designers, space planners and other product designators. We maintain a network of over 60 third-party sales agencies across North America to represent our products. Lighting sales agencies in the commercial lighting market are standalone, commission-based, geographically specific companies that represent many different manufacturers and represent only lighting fixtures and lighting control systems. We support our agents with sales and marketing resources to help drive “sell through” of our branded products. All products are assembled to Underwriter’s Laboratory requirements in our factory to control quality and meet lead time requirements of our customers.

Our business model and product strategy is based upon collaboration with leading European lighting manufacturing companies, including Rudolpf Zimmermann, Bamberg Gmbh, Bamberg, Germany Regent Beleuchtungskorper AG, Basel, Switzerland, Trilux GmbH & Co. KG, Arnsberg Germany, Multiline Licht NV, Lummen Belgium, Luxiona-Troll Canovelles, Spain and Tons Lightogy Inc.,. New Taipei City, Taiwan. Except for the agreement with Tons Lightogy, which was executed in 2012, each of these other agreements have been in place for over ten (10) years and are renewable for additional 2 year terms. Each of the agreements contain standard warranties, are either FOB manufacturer or CFR destination and title and risk of loss passes to us upon delivery, when payment becomes due. Each also includes a list of products that are manufactured by each respective manufacturer. Order cancellation is allowed up until 21 days prior to delivery, except for Trilux, which requires a 6 month written notice. Thereafter, no cancellation is allowed. The agreements are exclusive to us throughout North America.

The North American architectural and design community has long recognized that European lighting manufacturers have distinctive, innovative and technologically advanced product offerings. Arguably, we believe European designs and technology are several years ahead of what is available in North America. However, designers have historically encountered difficulties working with European manufacturers. Typical issues include product designs that do not meet UL/CUL standards and North American building codes, poor marketing collateral and product information, incompatible specification data, long lead times to receive product, poor sales support, limited customer service, and high overall cost and complexity due to exchange rates, freight, duties and other factors.

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The European manufacturers have long viewed the North American market for architectural, specification-grade lighting as large and attractive. However, apart from a few isolated examples, attempts to penetrate this market by establishing wholly-owned U.S. operations have been costly and unprofitable and as a result, many have failed. We believe the challenges the European manufacturers encounter include (a) incomplete understanding of the design and product attributes demanded by North American architects and designers; (b) incomplete understanding of UL/CUL and building code requirements; (c) inexperience working with indirect sales channels such as agents and distributors (European sales strategy is based on company employed direct salespeople); and (d) the overall high cost of “green fielding” and supporting U.S. operations.

To address these issues, we intend to expand our operations through the acquisition of related businesses that will complement our current business.  There are many synergistic operations which have expressed an interest in being acquired by our Company due to our status as a publicly traded company.  We believe this makes economic sense because we can eliminate duplication of general and administrative expense, provide more centralized information marketing and eliminate overlapping of services offered.  We are presently evaluating several such businesses as potential acquisition candidates and have engaged in discussions with other acquisition targets.  However, as of the date of this Prospectus there are no definitive agreements in place relating to our acquiring any such business and there can be no assurances that such agreements will be executed on favorable terms or at all in the future.

If we are successful, the acquisition of related, complimentary businesses is expected to increase revenues and profits by providing a broader range of services in vertical markets which are consolidated under one parent, thus reducing overhead costs by streamlining operations and eliminating duplicitous efforts and costs.  There are no assurances that we will increase profitability if we are successful in acquiring other synergistic companies.

Management will seek out and evaluate related, complimentary businesses for acquisition.  The integrity and reputation of any potential acquisition candidate will first be thoroughly reviewed to ensure it meets with management’s standards.  Once targeted as a potential acquisition candidate, we will enter into negotiations with the potential candidate and commence due diligence evaluation of each business, including its financial statements, cash flow, debt, location and other material aspects of the candidates’ business.  We expect to utilize the issuance of our securities as part of the consideration that we will pay for these proposed acquisitions.  If we are successful in our attempts to acquire similar companies utilizing our securities as part or all of the consideration to be paid, our current shareholders will incur dilution.  See “RISK FACTORS.” We anticipate that we will need additional capital to make these acquisitions. We have had various discussions with investment banking firms and others potential investors. Relevant thereto, on April 23, 2014, we entered into an Engagement Agreement with an investment banking firm who has agreed to provide up to $25 million in equity capital to allow us to proceed with our plan to acquire synergistic companies. This commitment is subject to numerous conditions, including their review and consent to the relevant acquisition and despite this agreement, we do not view this agreement as a firm commitment to provide us with what we consider to be the necessary funding. We view this as more of a non-binding letter of intent. We believe this commitment provides the possibility of obtaining the funding needed to aggressively pursue our acquisition plan. We are continuing to seek out and discuss financing with other potential partners or lenders. While no assurances can be provided, we expect that many lighting fixture companies will be interested in consolidating with us to capitalize on the application of the disruptive LED technology.

Our objective is to become a leading provider of advanced LED lighting solutions by acquiring and growing complementary LED based lighting fixture companies. We are focused on acquiring specialized lighting companies for the architecture and interior design markets for both commercial and residential applications. Our creative lighting products will include both conventional fixtures and advanced solid-state technology that can integrate with digital controls and day-lighting to create energy efficiencies and a better visual environment. Our intent is to grow, innovate, and fully capture the rapidly growing lighting market opportunities associated with solid state lighting. There are no assurances we will be successful.

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Key elements of our business growth strategy include:

•	LED Technology Leadership: As LED technology increases in the speed at which it is advancing, lighting fixture designs will have to adapt to that rate of change. Our Advisory Team intends to provide access to the best resources to apply LED technology for our subsidiaries. We also intend to provide buying contracts with LED component manufacturers to control cost while staying at the leading edge of the technology.

•	Access to Investment Capital: The change from conventional lighting technology to LED technology is expensive. The capital needed to understand and apply LED technology is more than most conventional lighting manufactures have or are willing to risk. We intend to provide the appropriate capital to develop and launch LED lighting fixtures through our subsidiaries.

•	Best Practices Management Services: The business processes and staffing required to move to solid state lighting are different than those needed for conventional lighting technology. Our Advisory Team intends to provide assistance to our subsidiary teams to help them capitalize on these changes aggressively and cost effectively.

•	Market Appropriate Education. We believe that educating architects, designers, specifiers and end-users of the benefits of LED lighting is key to growing our market share by shifting their preference from more traditional lighting to LED lighting. There continue to be unique advances in LED engineering and, while no assurances can be provided, we believe the market is beginning to embrace the technology. We also believe our employees have the knowledge and ability to educate both our customer base and, if successful, the personnel in the companies we acquire. We expect that this will drive sales by driving the commercial market towards LED lighting.

•	Sales and Distribution Network: We maintain a network of over 60 third-party sales agencies across North America to represent our products. These agreements provide for exclusive rights to sell our lighting fixtures for a commission in specific counties as described in each agreement.

If and when we successfully consummate acquisitions, each company that we acquire will have their own third-party sales agencies and distribution network. We are targeting acquisitions that will diversify our product portfolio. By carrying a broader selection of LED lighting products we anticipate that we will be able to not just expand our existing network of sales agencies, but to also become more of a preferred provider of products to select sales agencies.

•	Expanding our LED Product Portfolio. As our goal is to serve our customers and create a quality experience in both product and service, we will continue to expand these categories and add necessary fixtures and light sources to increase our offering as an LED solution provider.

•	Developing and Protecting Our Intellectual Property. Securing and defending intellectual property by using the UL Listing process related to the design, manufacture and application of advanced lighting technology is expected to be a key element of our existing and future business. The strength of our intellectual property portfolio is intended to allow us to compete on the basis of our technology, which we believe will give us an advantage over many of our larger competitors.

•	Capitalizing on Opportunities in Our Target Markets. We believe there is a growing need for unique, advanced lighting solutions across our target markets. Because we have access to the advanced products from our International partners, we expect to continue to introduce innovative advanced lighting products as we believe there exists significant opportunities to grow market share. By introducing new products and expanding sales of existing products we believe that we can significantly improve operational efficiency by reducing our cost of materials, components and manufacturing. Expanding our products and increasing our sales will also allow us to gain additional leverage from sales representatives within our distribution network.

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The LED Lighting Industry

The global lighting industry generally is divided between three major market segments: commercial, industrial and residential. Within these three market segments exist two broad product categories: fixtures and light bulbs (referred to as lamps in the lighting industry). The fixtures category includes all apparatuses, luminaires and power/heat-control systems, while lamps consist of the devices that emit light. Conventional lamps typically include incandescent, fluorescent and high-intensity discharge (HID) products. For commercial applications, we believe that the more expensive and long lasting fluorescent and HID lamps and fixtures have had the largest market share. For industrial applications, metal halide and fluorescent have been the primary light source. For residential applications within the general illumination market, inexpensive incandescent bulbs and, to a lesser extent, compact fluorescent (CFL) lamps have been the common choice.

With rapid advancements in the performance, efficiency and cost of energy-efficient lighting, including LED-based solutions, conventional light sources, such as incandescent lamps, are beginning to be replaced by advanced technologies with lower operating costs over their useful lives. In addition, the energy-efficient nature of LED technology makes it an environmentally friendly light source, and the compact size of LEDs has created new possibilities in lighting fixture and lamp design. Product selection is influenced by a number of factors, including overall cost, energy efficiency, product life, lumen output and other product features, as well as regulatory and environmental factors. We believe our unique advanced lighting solutions are well positioned to increasingly displace conventional lighting in each of our targeted markets.

In North America, lighting manufacturers typically sell products through manufacturer’s representatives, electrical supply representatives, or an internal sales force to electrical wholesale distributors. The distributors then market products to electrical contractors and other end-users. Representatives also have direct contact with lighting designers, electrical engineers, architects and general contractors that influence buying decisions. The manufacturer’s representatives often provide value-added services, such as product promotion or design and implementation assistance. The ability of smaller companies to compete against larger more-established rivals is heavily rooted in their capacity to leverage their unique product portfolios and customer service to garner maximum productivity from each representative.

Historically, large global competitors focused almost exclusively on the general illumination market because of their advantage in purchasing power, manufacturing volume and distribution efficiency, while smaller industry participants generally competed in niche markets primarily by offering specialized products and superior customer service to their regions. However, the evolution of advanced lighting solutions has enabled smaller companies to penetrate and compete in the larger general illumination market. One of these notable advanced lighting solutions is LED lighting.

LED Lighting Industry Trends

LED’s are semiconductor-based devices that generate light. As the cost of LEDs decreases and their performance improves, we expect that they will continue to compete more effectively in the general illumination market versus traditional lighting. High-brightness LEDs are the core, light-producing components within an LED lighting system. We believe the LED lighting industry is experiencing the following trends:

•	Technological Innovations Expand LED Functionality. Since the introduction of the first visible LED in the 1960s, the technology has offered an increasingly wide variety of colored lighting, beginning with red and expanding to green, yellow and orange. Initial rudimentary applications included traffic lights, automotive brake lights and indicator lights. In the mid-1990s, LEDs became capable of emitting blue light. With the advent of blue LEDs, combined with phosphor technology, LEDs made another technological leap by emitting white light. This breakthrough enabled LEDs to compete with traditional lighting solutions for applications in commercial, industrial and residential markets. In an effort to lower energy consumption, lighting companies are focusing on increasing “lumens per watt.” Lumens per watt (often referred to as “efficacy”) is an industry standard that measures the amount of light emitted per watt of electrical power used, meaning the more lumens per watt, the more energy-efficient the product. Traditional incandescent lighting sources can produce between 10 and 35 lumens per watt, while fluorescent and HID light sources can produce output exceeding 100 lumens per watt. Today’s LEDs are currently performing well over 100 lumens per watt at the LED level, making them comparable to, and often better than, fluorescent and HID light sources.

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•	High Energy Costs Drive LED Adoption. As a result of high energy prices and the expectation that prices will continue to rise, businesses and consumers are increasingly adopting new technologies to reduce energy consumption. LED lighting technology is inherently more energy efficient and can result in more than 80% power savings over incandescent solutions. According to The Department of Energy, 22% of all energy consumption in the United States is from lighting applications. This combined rate represents approximately 35% of all energy consumption in commercial buildings as compared to approximately 15% for residential users and 5% for industrial companies. Despite safety issues and concerns, compact fluorescent (CFL) lamps are used for lighting energy conservation. However, recent technological advancements to LED lighting have made it more commercially viable in terms of brightness, efficiency, lamp life, safety and color-rendering (CRI). In addition, competitive pressures, declining LED costs and greater manufacturing efficiencies are driving down LED lamp prices. As a result of these gains and while there can be no assurances, we believe LED adoption should continue to expand. For example, LED lamps are currently outselling CFL lamps in Japan as the quality of light is far superior to CFLs. In 2011, an analysis of the global lighting market by Freedonia predicts that the LED market share for new construction will grow from 7% in 2010 to 70% in 2020. In the same period, LED market share for replacement lamps and retrofits will soar from 5% to 53%. In dollars, the same study estimated that the overall LED lighting market will grow by about 30% per year and reach approximately $84 billion in 2020.

•	Legislative Influences Spur Market Adoption of Energy Efficient LED Lighting. Government regulations, such as initiatives by the United States Department of Energy and the Environmental Protection Agency’s Energy Star Certification Program, are driving adoption of more energy efficient lighting solutions. Energy Star sets industry-wide international recommendations for lighting products that outline efficiency and performance criteria, helping manufacturers promote their products and purchasers better understand lighting products. Governments are also adopting or proposing legislation to promote energy efficiency and conservation. Lower energy consumption translates into lower electricity generation, often from coal power plants, and thus can significantly lower carbon emissions. Legislative actions to promote energy efficiency can beneficially impact the LED lighting market in the countries adopting such legislation and other countries, as well. For example, several countries have effectively banned the 40, 60, and100-watt incandescent light bulbs and are expected to progressively apply these restrictions to lower-wattage bulbs. In addition, LED lighting solutions are free of hazardous materials such as mercury, which can be harmful to the environment. Any restrictions on the use of hazardous substances could adversely affect one of the LED lamp’s primary competitors, the CFL market.

Competition

We currently face competition from both traditional lighting companies that provide general lighting products, including incandescent, fluorescent, high intensity discharge (HID), metal halide (MH) and other traditional light sources. We also have competitors from specialized lighting companies that are engaged in providing LED lighting fixture products. In general, we intend to compete with both groups on the basis of design, innovation, and quality of light, maintenance costs, safety issues, energy consumption, price, product quality and brightness.

In the general illumination market, we compete with traditional lighting companies that include Acuity Brands Lighting, Inc., Cooper Lighting (a division of Cooper Industries, Inc.), Hubbell Lighting, Inc. (a division of Hubbell Incorporated), Juno Lighting Group (a division of Schneider Electric SA), GE Lighting and Royal Philips Lighting (a division of Koninklijke Philips Electronics N.V.). Our LED products should tend to be alternatives to conventional lighting sources for applications within the commercial and residential markets. In these markets, we compete on the basis of unique designs, performance, energy savings, lamp life, and durability.

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We believe that we will compete favorably in our markets, based on the following factors:

•	Breadth and diversity of high-quality LED product offerings
•	Our expansive distribution network and developed relationships
•	Innovative products at competitive price points
•	UL/CUL, DLC and Energy Star certifications
•	Ability to offer multiple levels of products
•	Value-engineered products producing a fast ROI
•	Responsiveness to customers

We expect our markets to remain competitive and to reflect rapid technological evolution and continuously evolving customer and regulatory requirements. Our ability to remain competitive depends in part upon our success in developing new and advanced LED lighting solutions and introducing these products at competitive prices on a timely basis.

Intellectual Property

UL Listings

We have over 20 United Laboratories™ (“UL”) files, which include UL Listings for over 14,000 products for sale in the United States and Canada. UL is an independent safety testing laboratory. A UL Listing means that UL has tested representative samples of the product and determined that it meets UL’s requirements. These requirements are based primarily on UL’s published and nationally recognized standards for safety. UL’s testing certifies the design, construction and assembly of the certified products. UL Listings do not expire as long as the product certified is not materially changed. Ownership of a UL Listing may also be transferred between companies. Most customers in the lighting industry will only buy UL listed products. We have estimated the useful life of our UL Listings at 15 years, with a weighted-average remaining life of approximately 10 years.

Trademarks

We have one registered trademark, “Energie.” We estimated a useful life of 15 years, of which 10 remain.

Employees

As of the date of this Prospectus, we have eleven (11) full-time employees including our management, consisting of Harold Hansen, Lee Barratt and Veda Ferlazzo Clark, as well as eight additional employees, including a bookkeeper, sales person, an engineer, one in marketing and one in operations in our Colorado location and one person in purchasing, one in production and an engineer, who work out of our Michigan location. Richard Cole Dennard, our current Chief Financial Officer, works with us as an independent contractor. We also retain additional part and full time employees on a temporary basis as needed to meet production schedules. Depending upon our backlog, we usually employ between 2 and 14 people on a temporary basis. None of our employees are members of any union. We believe our relationship with our employees is good.

As we continue to expand, we expect we will add additional employees in the areas of production, engineering and sales.

Government Regulation

We are not subject to any extraordinary governmental regulations.

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DESCRIPTION OF PROPERTY

Headquarters – Our principal place of business is located at 4885 Ward Road, Suite 300, Wheat Ridge, Colorado 80033. This space consists of approximately 6,000 square feet of executive offices and a conference room. This location is leased pursuant to a seven year term at approximately $4,415 base rent with approximately $2,330 in monthly shared expenses. This facility houses our sales, marketing, customer service, product development and accounting activities and is also used to train agents and provide educational seminars for architects, designers and specifiers within a classroom environment and fixture showroom.

Our manufacturing, production, assembly and fulfillment is handled from a 23,000 square foot facility located at 200 E. Garfield Avenue in Zeeland, Michigan. This facility is leased from Symbiote Inc. which became one of our shareholders following the Closing under the Share Exchange Agreement. This facility holds inventory and assembles finished goods to fulfill customer orders. Production engineering, production management and production services are all accomplished from this facility. This facility is under a lease with approximately 4 years remaining at approximately $6,000 base rent with approximately $2,000 in monthly shared expenses.

LEGAL PROCEEDINGS

To the best of our management’s knowledge and belief, there are no claims that have been brought against us nor have there been any claims threatened.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Trading of our Common Stock commenced on the OTCBB in July 2008 under the trading symbol “ALAS.” In January 2014 our trading symbol became “ELED.”

The table below sets forth reported high and low bid prices for the periods indicated.  The bid prices shown reflect quotations between dealers, without adjustment for markups, markdowns or commissions, and may not represent actual transactions in our Common Stock. In 2012 we engaged in a reverse stock split whereby every three shares of our Common Stock were exchanged for one share of Common Stock. The prices listed below have been adjusted for such stock split.

Quarter Ended	High	Low

September 30, 2012	$0.07	$0.07
December 31, 2012	$0.25	$0.02

March 31, 2013	$0.10	$0.02
June 30, 2013	$0.27	$0.03
September 30, 2013	$0.73	$0.08
December 31, 2013	$0.67	$0.02

March 31, 2014	$0.15	$0.03
June 30, 2014	$0.06	$0.21

As of October 28, 2014 the closing bid price of our Common Stock was $0.0266.

Trading volume in our Common Stock has been very limited since we commenced trading.  As a result, the trading price of our Common Stock is subject to significant fluctuations.

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Holders

As of the date of this Prospectus we had 215 holders of record for our Common Shares. The number of record shareholders does not include those persons who hold their shares in “street name.”

Dividend Policy

We have not paid any dividends since our incorporation and do not anticipate the payment of dividends in the foreseeable future. At present, our policy is to retain earnings, if any, to develop and market our products. The payment of dividends in the future will depend upon, among other factors, our earnings, capital requirements, and operating financial conditions.

The Securities Enforcement and Penny Stock Reform Act of 1990

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

As of the date of this Prospectus, our Common Stock is defined as a “penny stock” under the Securities and Exchange Act.  It is anticipated that our Common Stock will remain a penny stock for the foreseeable future.  The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment.  Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act.  Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which:

●	contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
●	contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of the Securities Act of 1934, as amended;
●	contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and the significance of the spread between the bid and ask price;
●	contains a toll-free telephone number for inquiries on disciplinary actions;
●	defines significant terms in the disclosure document or in the conduct of trading penny stocks; and
●	contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

●	the bid and offer quotations for the penny stock;
●	the compensation of the broker-dealer and its salesperson in the transaction;
●	the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
●	monthly account statements showing the market value of each penny stock held in the customer's account.

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In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules.  Therefore, stockholders may have difficulty selling their securities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Some of the information in this Prospectus contains forward-looking statements that involve substantial risks and uncertainties.  You can identify these statements by forward-looking words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate” and “continue,” or similar words. You should read statements that contain these words carefully because they:

●	discuss our future expectations;

●	contain projections of our future results of operations or of our financial condition; and

●	state other “forward-looking” information.

We believe it is important to communicate our expectations.  However, there may be events in the future that we are not able to accurately predict or over which we have no control.  Our actual results and the timing of certain events could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and “Description of Business” and elsewhere in this Prospectus.  See “Risk Factors.”

Company Overview

We are focused on growing and acquiring specialized LED lighting companies for the architecture and interior design markets for both commercial and residential interiors. The lighting products will include both conventional fixtures and advanced solid-state technology that can integrate with digital controls and day-lighting to create energy efficiencies and a better visual environment. Our objective is to grow, innovate, and fully capture the rapidly growing lighting market opportunities associated with solid state lighting. The management team and advisory board is comprised of experienced executives in the lighting industry with recent specific focus on the LED lighting industry. The group has over 300 years of combined experience in this industry.

Effective July 2, 2014, we consummated agreements to acquire Energie in exchange for the issuance of 33,000,000 shares of our Common Stock, representing approximately 73.33% of our outstanding shares at the time of issuance. As a result of this transaction we changed our name to Energie Holdings, Inc.

We are engaged in the import and sale of specialized interior lighting solutions to the architecture and interior design markets in North America. Our current business commenced on November 29, 2001.

Our principal place of business is located at 4885 Ward Road, Suite 300, Wheat Ridge, Colorado, telephone (720) 963-8055. We also maintain a production and assembly facility in Zeeland, Michigan. Our website is www.energieholdings.com.

The following selected comparative financial information for the six months ended June 30, 2014 and 2013, and the year ended December 31, 2013 and 2012 have been derived from and should be read in conjunction with Energie’s financial statements for the six months ended June 30, 2014 and 2013, and the years ended December 31, 2013 and 2012 included in this Prospectus.

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Results Of Operations

Comparison of Results of Operations for the Six-Month Period Ended June 30, 2014 and 2013

	Six months ended June 30,
	2014	2013	Change	%
Sales revenue	$ 339,371	$ 1,356,285	$ (1,016,914)	(75)%
Cost of revenue	(165,814)	(578,585)	412,771	(71)%
Gross profit	173,557	777,700	(604,143)	(78)%

Total operating expenses	1,110,908	1,158,037	(47,129)	(4)%

Interest expense	(179,977)	(66,620)	(113,357)	170%
Other income (expense)	72,089	(25,080)	97,169	(387)%

Net loss	$ (1,045,239)	$ (472,037)	$ (573,202)	121%

Sales revenue decreased because we had an unusually large order of over $950,000 in the first half of 2013 and a slower than usual first half in 2014, which we attribute to not having sufficient working capital to grow the product offering which would have maintained sales levels. Cost of revenue decreased proportionally to the decrease in revenues during this six month period.

Operating expenses

	Six months ended June 30,
	2014	2013	Change	%
Commissions	$ 47,930	$ 324,768	$ (276,838)	(85)%
Compensation	254,569	353,096	(98,527)	(28)%
Depreciation and amortization	127,126	98,565	28,561	29%
General and administrative	681,283	381,608	299,675	79%
	$ 1,110,908	$ 1,158,037	$ (47,129)	(4%)

Operating expense decreased due to lower commission expense, which corresponds to the decrease in revenue over the same period. We also continue to try to control costs where possible, due to our decreased revenues and limitations of available capital. General and administrative expense increased because of the one-time costs associated with the transaction to acquire ALAS and then acquire Energie LLC, including increased professional fees.

Interest expense increased by $113,357 (170%). This increase is due to additional debt of approximately $1,595,000. We have been using debt financing to provide supplemental cash to fund our operations.

Other income consists of miscellaneous income. Other income is offset by the expense associated with factoring our accounts receivable, which had decreased activity in 2014 over 2013, as we move towards collecting our receivables rather than factoring them.

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Comparison of Results of Operations for the Years Ended December 31, 2013 and 2012

	Year ended December 31,
	2013	2012	Change	%
Sales revenue	$1,733,373	$2,020,126	$(286,753)	(14)%
Cost of revenue	(758,739)	(894,572)	135,833	(15)%
Gross profit	974,634	1,125,554	(150,920)	(13)%

Total operating expenses	2,286,567	1,589,346	697,221	44%

Interest expense	(421,787)	(381,314)	(40,473)	11%
Other income (expense)	114,251	(63,113)	177,364	(281)%

Net loss	$1,619,469	$908,219	$711,250	78%

Sales revenue decreased by $286,753 during the year ended December 31, 2013 compared to 2012 due to the overall softness in the commercial construction industry, especially in the second half of 2013 and the accelerated shift to LED fixtures that we were not able to keep up with due to an overall lack of funding necessary for development and product launch costs. Cost of revenue decreased proportionally to the decrease in revenues.

Operating expenses

	Year ended December 31,
	2013	2012	Change	%
Commissions	$372,954	$288,408	$84,546	29%
Compensation	600,786	623,345	(22,559)	(4)%
Depreciation and amortization	238,053	216,894	21,159	10%
General and administrative	1,074,774	460,699	614,075	133%
	$2,286,567	$1,589,346	$697,221	44%

This increase in operating expenses was driven by having more sales in 2013 by third party sales representatives and distributors, which led to higher commission expense. Additionally, we incurred an increase in professional fees as a result of the Merger and Share Exchange discussed hereinabove. These additional expenses were partially offset by decreases in most other categories as we tried to control spending due to a limitation of funding.

Interest expense increased by $40,473. This increase is due to additional debt of approximately $1,250,000.

Other income (expense) consists of miscellaneous income. Other income is offset by the expense associated with factoring our accounts receivable, which had decreased activity in 2013 over 2012, as we move towards collecting our receivables rather than factoring them.

Liquidity and Capital Resources

At June 30, 2014 we had cash and cash equivalents of $8,898.

At June 30, 2014, we had current assets, comprising primarily of cash, accounts receivable and inventory, of $506,071 and current liabilities of $5,707,088, resulting in a working capital deficit of $5,201,017.   We have experienced losses since our inception (November 29, 2001) and had an accumulated deficit of $4,157,445 at June 30, 2014.   This raises substantial doubt about our ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

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Net cash used in operating activities was $138,551 during the six months ended June 30, 2014, compared to $35,050 during the six months ended June 30, 2013.  We anticipate that overhead costs in current operations will increase in the future if we are successful in raising the capital described herein as a result of our anticipated increased marketing and operating activities.

Cash flows used in investing activities were $16,032 during the six months ended June 30, 2014 and $0 for the similar period in 2013.

Cash flows provided by financing activities were $125,607 and $12,290 during the six months ended June 30, 2014 and 2013 and related to additional borrowings under existing debt agreements.

We have various outstanding promissory notes payable to related parties, aggregating $3,552,933 at June 30, 2014. Interest accrues on these notes at rates between 6% and 24% per annum. See “CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS” below.

We believe that our principal difficulty in our inability to successfully generate profits has been the lack of available capital to operate and expand our business.  We believe we need a minimum of approximately $500,000 in additional working capital to be utilized for development and launching of new products for Energie, as well as funding the business development efforts to identify, qualify and acquire other LED lighting companies, with the balance for working capital and general and administrative expense.  As of the date of this Prospectus other than as disclosed below we have no other commitment from any investor or investment-banking firm to provide us with the necessary funding and there can be no assurances we will obtain such funding in the future.  Failure to obtain this additional financing will have a material negative impact on our ability to generate profits in the future.

On April 23, 2014, we entered into an Engagement Agreement with an investment banking firm who has agreed to provide up to $25 million in equity capital to allow us to proceed with our plan to acquire synergistic companies. This commitment is subject to numerous conditions, including their review and consent to the relevant acquisition and despite this agreement, we do not view this agreement as a firm commitment to provide us with what we consider to be the necessary funding. We view this as more of a non-binding letter of intent. We believe this commitment provides the possibility of obtaining the funding needed to aggressively pursue our acquisition plan. We are continuing to seek out and discuss financing with other potential partners or lenders. While no assurances can be provided, we expect that many lighting fixture companies will be interested in consolidating with us to capitalize on the application of the disruptive LED technology.

Subsequent Events

On July 2, 2014, we issued 33,000,000 unregistered shares of Common Stock in exchange for 100% ownership interest in Energie. This transaction resulted in the owners of Energie obtaining a majority voting interest in Holdings. The merger of Energie into Holdings results in Energie having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Energie for the net assets of Holdings, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

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On July 16, 2014 we entered into an Investment Agreement and Registration Rights Agreement with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $5 million of our Common Stock upon issuance by us of a put to Dutchess at a price equal to ninety-four percent (94%) of the lowest daily VWAP (volume weighted average price) of our Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. The Put Amount shall be equal to up to either 1) two hundred percent (200%) of the average daily volume (U.S. market only) of the Common Stock for the three (3) Trading Days prior to the applicable Put Notice Date, multiplied by the average of the three (3) daily closing prices immediately preceding the Put Date or 2) one hundred thousand dollars ($100,000). The obligation of Dutchess to purchase our shares is contingent upon our filing of a registration statement registering the shares of our Common Stock with the US Securities and Exchange Commission and such registration statement being declared effective, as well as our Common Stock continuing to be listed for trading, among other things. We have not yet filed such a registration statement but intend to file in the near future. There are no assurances that such registration statement will be deemed effective, or that we will elect to take advantage of this opportunity.

Also, on August 21, 2014, we entered into a Securities Purchase Agreement with KBM Worldwide, Inc., (“KBM”) wherein we agreed to issue an 8% convertible promissory note in the principal amount of $53,000. The note may be converted into shares of our Common Stock at any time beginning 180 days from the date of the Note at a price equal to 61% of the average closing bid price of our Common Stock during the 10 trading days immediately preceding the date of conversion. In the event we fail to pay the Note when it becomes due, the balance due under the Note incurs interest at the rate of 22% per annum. The Note contains additional terms and conditions normally included in instruments of this kind, including a right of first refusal wherein we have granted KBM the right to match the terms of any future financing in which we engage on the same terms and contemplated in such future financing.

Inflation

Although our operations are influenced by general economic conditions, we do not believe that inflation had a material effect on our results of operations during the six-month period ended June 30, 2014.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of December 31, 2013 and 2012.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Recently Issued Accounting Pronouncements

There are no recently issued accounting pronouncements that are expected to have a material impact on the financial statements or notes thereto.

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 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors and Executive Officers

The following table sets forth certain information regarding the Company’s directors, Key Contractors and executive officers following the Share Exchange.

Name	Age	Position
Harold Hansen	66	President, Chief Executive Officer and Director
Richard Cole Dennard	35	Contract Chief Financial Officer
Lee Barratt	65	Corporate Secretary
Veda Ferlazzo Clark	60	Chief Development Officer

Resumes:

Harold (Hal) Hansen: President, Chief Executive Officer and Director. Mr. Hansen was appointed to his positions with our Company in April 2014. Since September 2011 he has also been the founder, CEO and Managing Member of Énergie, LLC. He has held senior executive-level positions in general management, marketing, product development, sales management, and in product, market, and corporate development for major U. S. companies. Mr. Hansen has had additional experience in international business projects in Canada, Mexico, Western Europe, and in the People's Republic of China. He has a broad background in the development and implementation of strategic and tactical marketing and business plans as well as in the development and delivery of the education, training, and communication programs needed to implement the plans. As a business consultant since 1983, he helped companies (ranging from divisions of large multi-national manufacturers and service organizations to start-ups) increase their sales volume and profitability. Along with a consulting engagement with Peerless Lighting, he has developed international lighting importing projects for Zumtobel/Staff and ERCO before becoming the temporary Vice President of Marketing and Sales for Focal Point Lighting. During these projects he designed and implemented programs that established and implemented new or expanded entries of international lighting into the US market. Mr. Hansen devotes substantially all of his time to our affairs.

Richard Cole Dennard: Chief Financial Officer. Mr. Dennard acts as our Chief Financial Officer on a contract basis since July 2014. He has worked with Énergie, LLC since early 2012. He is a seasoned accounting and finance professional with a diverse background in a variety of industries, including companies in the manufacturing, distribution, energy services, insurance and professional services industries. Mr. Dennard worked in the assurance practice at Deloitte & Touche LLP for seven years. For the last 5 years, Mr. Dennard has been a partner for a regional consulting firm. He devotes only such time as necessary to our business, which does not exceed 20% of his business activities.

Lee Barratt: Corporate Secretary. Mr. Barratt was appointed to his positions with our Company in July 2014Mr. Barratt has a varied background in public finance and business operations. His fifteen-year career in this area has been with several state and school organizations of varying size and capital assets. In these organizations he acted as the Chief Financial Officer or as the Director of Business and Finance providing the organization and oversight to make them a success. One of these companies was Énergie, LLC, where he learned the basic business requirements and the product development process in the lighting industry. This background will be useful in his new role with Energie Holdings in providing oversight and the establishment of administrative operations. Mr. Barratt additionally brings a great deal of large organization experience from his career in the US Navy. During his 26-year career in the Navy he served on multiple ship and shore establishment both as an enlisted man and an officer. His background in the construction, maintenance, and repair of all manner of ships included the planning, preparations and completion of all work. This included the forecasting of all manpower and materials needs as well as other financial requirement. Mr. Barratt holds Bachelor and Master’s Degrees in Economics from the University of Colorado at Denver. He devotes substantially all of his time to our affairs.

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Veda Ferlazzo Clark: Chief Development Officer. Ms. Clark was appointed to her positions with our Company in July 2014. Ms. Clark is an experienced leader combining general management, operating experience, board governance, and consulting background within a broad range of industries including technology products, software, LED lighting, and manufacturing. She has a consistent record of aligning strategy and operations to meet revenue and profit targets, customer needs, and market opportunities. Ms. Clark is adept at driving new technology and innovation, developing a culture of accountability and continuous improvement, and leading sustainability and energy efficiency mandates, both in terms of products and operations. She is a collaborative, analytical leader known for setting clear strategic direction, actionable operating plans, and key performance indicators that drive productivity and employee engagement at all levels. Her successful experience as President and Chief Executive Officer, Board Director and ESOP Trustee of LITECONTROL CORP., as well as CEO of other technology companies will be critical to our success in acquisitions and growth of our target companies. Ms. Clark is a Six Sigma Black Belt. She was selected to join the executive program of the NEW ENGLAND CLEAN ENERGY COUNCIL’S Leading Clean Energy Ventures. She holds a Master of Business Administration from Boston University. She devotes substantially all of his time to our affairs.

Business Advisory Group:

Our Business Advisory Group is made up of selected professionals who will provide strategic and operational guidance to our executive team as well as the executives and managers of our subsidiaries. They are not employees but will be contracted to perform specific projects as needed.

Philip Mercorella (70) Mr. Mercorella has extensive experience in public and private companies as well as with private equity firms. He served for 22 years with Herman Miller Inc., and is now retired from that company. His positions ranged from Executive Vice- President, Herman Miller, Inc. (Parent Company) to being an Officer and Chief Executive of several subsidiaries. Mr. Mercorella’s private equity/operating partner involvements include Goldner, Hawn, Johnson & Morrison, Minneapolis, MN; Parallel Investment Partners- Dallas, TX., Genuity Capital Partners- Toronto, Canada and Nicollet Capital Investors- Minneapolis, MN.. He is currently serving as a Chairman of the Board of Directors and operating partner with Flower Group Inc. (One Floral) Ontario, Canada. He holds degrees from St. Francis College, BBA Management and Pennsylvania State University, MBA Marketing. He has also been a faculty member at Penn State.

Andrew Hurry (46) Mr. Hurry is a senior banker with over 20 years of strategic advisory and transactional experience. His strengths include applying a unique combination of a pragmatic scientific, engineering and finance background to complex situations across environmental, telecom, healthcare and other industries. Mr. Hurry is currently a FINRA Registered Representative with the Denver based investment bank The Yale Group. Prior to joining The Yale Group, Mr. Hurry was a principal at Grayson & Associates, a merchant banking firm focusing on medical related technology investments. Before Grayson, he was a Senior Project Manager in Europe for global environmental consulting firms with his role focusing on business development, environmental due diligence and natural resource development. Mr. Hurry holds an MBA from the University of London, England, an M.Sc. from University College London and a B.Sc. from the University of Glasgow, Scotland.

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Mitchell Kohn (60) Mr. Kohn is president of Mitchell B. Kohn Lighting Design, with Chicago area offices in Highland Park, Illinois, specializing in lighting design for corporate, commercial, institutional, and high-end residential environments. With over 30 years of experience, he has successfully completed over 500 projects throughout the world. In addition to consulting to corporations and architectural and design firms world-wide, Kohn is a frequent lecturer on various lighting subjects with courses registered with both the AIA and IIDA. He has been a consultant to several domestic and international lighting manufacturers applying his expertise to product development and marketing. He has been published extensively on both technical subjects as well as design projects which have included discussions on glare control, energy saving techniques, task lighting, sustainability, and visual performance. He has been named a Fellow of both the International Association of Lighting Designers (IALD), and the Illuminating Engineering Society (IES), for which he served as Chairman of their Office Lighting Committee, responsible for developing and maintaining ANSI lighting standards for 15 years. He has served on the Board of Directors of the IALD, the IALD Education Trust, the National Council on Qualifications for the Lighting Professions (NCQLP), and Lightfair International. For his architectural lighting designs, Mr. Kohn has also been the recipient of the International Illumination Design Award of Distinction, and the IES Award of Excellence, their highest design award recognition, a General Electric Edison Award, an IALD Design Citation, and a U.S. Patent for developments in the field of task lighting. He also served as writer and editor of Lighting Focus, a quarterly lighting supplement to Interiors Magazine and Architecture Magazine.

Key Employees

Justin Kerns (39): Co-Founder of Energie LLC and Chief Operating Officer of Energie LLC. Mr. Kerns co-founded Énergie, LLC in 2001 and has recently returned to the company. From 2001-2011 he spearheaded product development and operational activities of the business helping to transition it from a startup into a mature and successful enterprise. As part of that process, he drove technical design and compliance both internally and with Énergie, LLC’s international partners and domestic sales partners. With his return as COO he leads all engineering, product development, operations and manufacturing activities. Prior to founding Énergie, he attended University of Colorado Boulder and obtained a BS in Architectural Engineering with emphasis in Illumination. He then worked in the lighting industry as a lighting designer with ABS Consultants, Marketing Program Manager for Peerless Lighting and then consulted with numerous lighting manufacturers on product strategy with Business Development International. For the past few years he was Director of Engineering at a computer data center power startup, Zonit Structured Solutions. He devotes substantially all of his time to our affairs.

Joe Durzo Ph.D. (68): Executive Vice President of Energie LLC: Mr. Durzo is responsible for marketing at Énergie LLC. As a principle at Durzo Development Group LLC, he worked with clients on customer experience, marketing, sales, and sales support. For nine years prior to joining Énergie, Joe was Senior Vice President and Chief Learning Officer at Archstone-Smith, one of the nation’s leading owners and operators of apartments. In that role, Joe and his organization partnered with the operations leadership team to create, implement and enhance the brand and customer service culture. He and his team developed customer experience measurement systems, improved customer-centered operating processes and implemented company-wide initiatives ranging from new software systems to customer service programs. Joe also pioneered the development of the leadership development programs and was instrumental in the development of both leasing and service team learning programs. Joe has more than 25 years of experience helping organizations develop programs and implement strategic initiatives focused on customer-centered change in multi-family, health insurance, manufacturing, and financial services organizations. Joe received his Ph.D. from Syracuse University with a special focus on change management. . He devotes substantially all of his time to our affairs.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person. The offices of President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary are appointed by our Board of Directors, with other officer’s positions being filled by appointment from our President and Chief Executive Officer. Directors are elected by our shareholders. Vacancies on the Board of Directors may be filled by majority vote from the remaining members of the Board of Directors or by a majority vote of our shareholders; in each case directors serve until their earlier resignation or their successors are duly elected and qualified.

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Director Independence

We are not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under Nasdaq Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, Harold Hansen, our sole director, would not be considered independent.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believe that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future; the implementation of which is likely to be in connection with our next contemplated acquisition. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our board. Although our board has not established any minimum qualifications for director candidates, when considering potential director candidates, our board considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board.

We do not have a charter governing the nominating process. Our sole director will initially perform the functions of a nominating committee, but is not independent because he is also an officer. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

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Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management is in the process of establishing a process for stockholder and interested party communications in the future.

Code of Conduct and Ethics

Although we have not adopted one at this point, we intend to adopt a code of ethics that will apply to our executive officers, directors and employees, its subsidiaries and its controlled affiliates. We intend to post our code of ethics on our Web site at www.energieholdings.com and to disclose any amendments to or any waivers from a provision of our code of ethics in a current report on Form 8-K.

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EXECUTIVE COMPENSATION

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our executive officers and directors, in addition to any of our three most highly compensated officers with annual compensation exceeding $100,000.  None of our officers and directors received any compensation during the fiscal years ended December 31, 2013 and December 31, 2012. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we may choose to adopt a policy in the future.

Summary Compensation Table

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)

Frank Drechsler Former President, CEO, Treasurer, CFO, Secretary and Director	2013 2012	- -	- -	- -	- -	- -

Arnold Leonora Former President and CEO	2013 2012	- -	- -	- -	- -	- -

Warrick Morgan Former Chief Financial Officer	2013 2012	- -	- -	- -	- -	- -

Arancha Gonzales Former Treasurer	2013 2012	- -	- -	- -	- -	- -

Harold (Hal) Hansen Current President, Chief Executive Officer and Director	2013 2012	83,654 84,404	- -	- -	58,326 -	141,980 84,404

Lee Barratt Current Secretary	2013 2012	- -	- -	- -	- -	- -

All Officers and Directors as a Group (1 person)	2012 2013	83,654 84,404	- -	- -	58,326 -	141,980 84,404
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Employment Agreements

Prior to the closing of the Share Exchange and in anticipation of closing, we entered into employment agreements with Harold Hansen our President and Chief Executive Officer and Lee Barratt our Corporate Secretary.

Mr. Hansen’s employment agreement is for a term of three years and provides for an increase in annual salary from $83,654 in 2013 to $150,000 per year with increases each year if trailing twelve month sales meet or exceed certain levels. Mr. Hansen is subject to 18 month non-compete / non-solicitation provisions following termination of his employment with us. In addition he is eligible to receive a three year severance package equal to his current compensation at the time of termination in the event of a termination without cause, as defined therein.

Mr. Barratt’s employment agreement is at will and provides for an annual salary of $90,000 per year, with increases and bonuses upon favorable annual review. Mr. Barratt is subject to 18 month non-compete / non-solicitation provisions following termination of his employment with us.

We have entered into an independent contractor agreement with NOW CFO, a Denver Colorado-based financial consulting firm, to provide our Treasurer and Chief Financial Officer, Richard Cole Dennard. We plan to enter into employment agreements (collectively, the “Employment Agreements”) with the following executive officers (the “Executives”) of the Company: (1) Joe Durzo; (2) Justin Kerns; and (3) Veda Ferlazzo Clark.  The terms of the Employment Agreements will be decided by our President and Chief Executive Officer.

Equity Compensation Plan

We have adopted the Energie Holdings, Inc. 2014 Stock Option Plan and have reserved 5,100,000 shares of issuance thereunder (the “Plan”). The Plan includes awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and our other six highest paid executive officers required to be reported under the proxy disclosure rules. As of the date of this Prospectus, no shares or options to purchase any shares have been granted. We believe that the Plan will be an important factor in attracting, retaining and motivating our employees, consultants, agents, and directors. We believe that we need the flexibility both to have an ongoing reserve of Common Stock available for future equity-based awards, and to make future awards in a variety of forms.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the ownership of Common Stock as of the date of this Prospectus, by (i) each person known to us to own more than 5% of our outstanding Common Stock as of the date of this Prospectus, (ii) our sole director, (iii) each of our executive officers, and (iv) our director and executive officers as a group. Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment power.

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Title of Class	Name and Address Of Beneficial Owner	Amount and Nature Of Beneficial Ownership	Percent Of Class(3)

Common	Harold Hansen(1) 4885 Ward Road Suite 300 Wheat Ridge, CO 80033	11,696,631	22.9%

Common	Symbiote, Inc. 300 North Centennial Street Zeeland, Michigan 49464	6,930,940	13.6%
Common	Lee Barratt (1) 4885 Ward Road Suite 300 Wheat Ridge, CO 80033	25,000	*
Common	Richard Cole Dennard (1) 4885 Ward Road Suite 300 Wheat Ridge, CO 80033	-	*

Common	Veda Ferlazzo Clark (1) 4885 Ward Road Suite 300 Wheat Ridge, CO 80033	100,000	*

Common	All Officers and Directors as a Group (4 persons)	11,821,631	22.9%

———————

*	Less than 1%
(1)	Officer and/or director of our Company.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2011 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $220,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Notes Payable to Related Parties

The following summarizes the terms and balances of the related party notes:

	December 31, 2013	December 31, 2012	Interest Rate
D1	$2,413,752	$1,242,913	6%
D2	306,946	289,753	12%
D3	173,367	124,587	—
D4	103,500	—	24%
D3	81,697	50,000	24%
D3	20,000	20,000	24%
D3	10,000	10,000	24%
D5	1,627	1,627	—
Total	$3,110,889	$1,738,880

D1 – Symbiote, Inc. is one of our principal shareholders. We also incur approximately $150,000 annually for rent expense with them.  According to the note agreement, the note holder may, at its option at any time after default, proceed to convert any remaining balance of the notes to equity at a rate equal to the proportion of the remaining balance of the note divided by $4,000,000 enterprise value.  The note was considered to be in default as of December 31, 2013; therefore, the note holder has the right to exercise the conversion option, but has not yet elected to do so.  We evaluated the agreement for derivatives and determined that it does not qualify for derivative treatment for financial reporting purposes, because the agreement relates to our own equity and, the debt and the equity are not closely related.  We also determined this does not qualify as a beneficial conversion feature.  Accordingly, the balance is reported at the carrying amount.

D2 –a shareholder and employee.

D3 –a minority shareholder.

D4 -- The spouse of our CEO.

D5 -- a shareholder and employee

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INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Prospectus as having prepared or certified any part of this Prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the Common Stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

The validity of the shares of our Common Stock offered under this Prospectus is being passed upon for us by Andrew I. Telsey, P.C., Centennial, Colorado.  Andrew Telsey, sole shareholder of the firm, owns 416,667 shares of our Common Stock.

The financial statements as of and for the years ended December 31, 2013 and December 31, 2012 included in this Prospectus and the registration statement have been audited by B F Borgers CPA PC, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

AVAILABLE INFORMATION

We filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the shares of Common Stock in this offering. This Prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our Common Stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this Prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 100 F Street, N.E. Washington, DC 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We file periodic reports under the Securities Exchange Act of 1934, including annual, quarterly and special reports, and other information with the Securities and Exchange Commission. These periodic reports and other information are available for inspection and copying at the regional offices, public reference facilities and website of the Securities and Exchange Commission referred to above.

We make available free of charge on or through our internet website www.energieholdings.com our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Information included or incorporated by reference in this Prospectus may include “forward-looking statements”. This information may involve known and unknown risks, uncertainties and other factors which could cause actual results, financial performance, operating performance or achievements expressed or implied by such forward-looking statements not to occur or be realized. Such forward-looking statements generally are based upon our best estimates of future results, performance or achievement and based upon current conditions and the most recent results of operations. Forward-looking statements may be identified by the use of forward-looking terminology such as “believes,” “could,” “possibly,” “probably,” “anticipates,” “estimates,” “projects,” “expects,” “may,” “will,” or “should” or the negative thereof or other variations thereon or comparable terminology.  This Prospectus contains forward-looking statements, including statements regarding, among other things, our projected sales and profitability, our growth strategies, anticipated trends in our industry and our future plans.  These statements may be found under “Description of Business”, as well as in this Prospectus generally.  Our actual results or events may differ materially from the results discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and elsewhere in this Prospectus.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Moreover, we do not assume responsibility for the accuracy or completeness of the forward-looking statements after the date of this Prospectus.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Energie, LLC:

We have audited the accompanying balance sheets of Energie, LLC (“the Company”) as of December 31, 2013 and 2012 and the related statement of operations, changes in members’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Energie, LLC, as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States of America.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the Company's internal control over financial reporting.  Accordingly, we express no such opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ B F Borgers CPA PC

B F Borgers CPA PC
Denver, CO

June 11, 2014, except for the effects on the financial statements of the restatement described in Notes 13, as to which the date is September 23, 2014.

F-2

Energie, LLC

Balance Sheets

Years Ended December 31, 2013 and 2012

	December 31, 2013 (Restated)	December 31, 2012

Assets

Current Assets
Cash and cash equivalents	$37,874	$59,171
Accounts receivable, net	49,637	296,612
Inventory	414,308	426,407
Prepaid expenses	15,922	48,967
Total Current Assets	517,741	831,157

Noncurrent Assets
Intangible assets, net	1,119,550	1,378,566
Property and equipment, net	23,421	34,207
Deposits	11,695	11,695
Total Noncurrent Assets	1,154,666	1,424,468

Total Assets	$1,672,407	$2,255,625

Liabilities and Members' Deficit

Current Liabilities:
Accounts payable	$595,202	$628,850
Commissions payable	91,967	104,876
Unearned income	—	54,802
Debt	3,981,932	2,734,656
Total Current Liabilities	4,669,101	3,523,184

Members' Deficit
Members' deficit	(2,996,694)	(1,267,559)

Total Liabilities and Members' Deficit	$1,672,407	$2,255,625

The accompanying notes are an integral part of these financial statements.

F-3

Energie, LLC

Statements of Operations

Years Ended December 31, 2013 and 2012

	For the Year Ended December 31,
	2013
	(Restated)	2012

Sales revenue	$1,733,373	$2,020,126
Cost of goods sold	(758,739)	(894,572)
Gross Profit	974,634	1,125,554

Operating Expenses
Commissions	372,954	288,408
Compensation	600,786	623,345
Depreciation and amortization	238,053	216,894
General and administrative	1,074,774	460,699
Total Operating Expenses	2,286,567	1,589,346

Loss from Operations	(1,311,933)	(463,792)

Other income (expense)
Interest expense	(421,787)	(381,314)
Other	114,251	(63,113)
Other income (expense), net	(307,536)	(444,427)

Net loss and comprehensive loss	$(1,619,469)	$(908,219)

The accompanying notes are an integral part of these financial statements.

F-4

Energie, LLC

Statements of Changes in Members’ Deficit

Years Ended December 31, 2013 and 2012

Members' Deficit (Restated)

Balance at January 1, 2012	$(328,975)

Net Loss for the year ended December 31, 2012	(908,219)

Contributions	110,197

Other	(140,562)

Balance at December 31, 2012	(1,267,559)

Net Loss for the year ended December 31, 2013	(1,619,469)

Other	(109,666)

Balance at December 31, 2013	$(2,996,694)

The accompanying notes are an integral part of these financial statements.

F-5

Energie, LLC

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	For the Year Ended December 31,
	2013 (Restated)	2012

Cash flow from operating activities
Net loss	$(1,619,469)	$(908,219)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	238,053	216,894
Unpaid interest	421,787	381,314
Change in operating assets and liabilities:
Accounts receivable	246,975	(129,288)
Inventory	12,099	100,699
Prepaid expenses	33,045	43,284
Accounts payable	(33,648)	185,722
Unearned income	(54,802)	36,510
Commissions payable	(12,909)	(21,473)
Net cash used in operating activities	(768,869)	(94,557)

Cash flow (used for)/provided by investing activities	—	(21,208)

Cash flow used for financing activities
Proceeds from payments of notes payable, net of repayments	825,489	165,153
Member activity	(77,917)	(30,365)
Net cash provided by financing activities	747,572	134,788

Net (decrease)/increase in cash	(21,297)	19,023
Cash at beginning of the year	59,171	40,148
Cash at end of the year	$37,874	$59,171

Supplemental Disclosures:
Interest paid	$—	$—
Income taxes paid	$—	$—

The accompanying notes are an integral part of these financial statements.

F-6

 Energie LLC

Notes to Financial Statements

1. Organization and Nature of Operations

Organization and Operations – Energie, LLC (“Energie” or “the Company”) was established on November 29, 2001 as a limited liability company in the state of Delaware and is engaged in the import and sale of specialized interior lighting solutions to the architecture and interior design markets in North America. The Company is headquartered in Wheat Ridge, Colorado and also maintains a production and assembly facility in Zeeland, Michigan.

Energie has organically developed an end-to-end production and distribution platform for imported lighting products featuring HID, fluorescent, and LED technologies. Long term contracts with five European manufacturers and one in Taiwan provide Energie with exclusive North American distribution rights to over 270 total products in 37 categories. After processing any modifications necessary to meet UL standards and building code requirements, the products are sold to customers through a network of over 60 independent lighting sales agents. In addition to a 15% commission structure, the sales force is provided with promotional materials, product training, and technical support by the Company.

2. Summary of Significant Accounting Policies

Basis of Preparation - The financial statements are presented in United States dollars, and are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) under the historical cost convention except as otherwise noted. The preparation of financial statements in conformity with GAAP requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3 – Critical Accounting Estimates and Judgments.

Going Concern and Managements’ Plan - The Company's financial statements for the years ended December 31, 2013 and 2012 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported net losses of $1,619,469 and $908,219 for the years ended December 31, 2013 and 2012. The Company also has a members’ deficit of $2,996,694 at December 31, 2013 and negative working capital of $4,151,360 at December 31, 2013.

The future success of the Company is dependent on its ability to attract additional capital, or to find an acquisition to add value to its present shareholders and ultimately, upon its ability to develop future profitable operations. There can be no assurance that the Company will be successful in obtaining such financing, or that it will attain positive cash flow from operations for the next annual period.

F-7

Although the Company is past due on its required payments under the forgoing loans, the lenders have not made demand for repayment of the principal and interest due. If demand for payment is made by one or multiple vendors, the Company would experience a liquidity issue as it does not currently have the funds available to pay off these debts. We intend to enter into extension/forbearance agreements with each of the lenders; however, there can be no assurances that any of the lenders will be cooperative or that if they are willing to provide extensions or forbearances, that the terms under which they may be willing to provide them will be favorable to the Company.

Future Accounting Policy Change – The following accounting standard has been issued but is not yet adopted by the Company due to a future effective date: In March 2013, the FASB issued guidance on a parent’s accounting for the cumulative translation adjustment upon de-recognition of a subsidiary or group of assets within a foreign entity. This new guidance requires that the parent release any related cumulative translation adjustment into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided. The new guidance will be effective for us beginning July 1, 2014. The Company does not anticipate material impacts on the financial statements upon adoption.

Cash and Cash Equivalents - In the statements of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the balance sheets, any bank overdrafts are shown within borrowings in current liabilities.

Accounts Receivable - Accounts receivable represent normal trade obligations from customers that are subject to normal trade collection terms, without discounts or rebates. If collection is expected in one year or less they are classified as current assets. If not, they are presented as non-current assets. Accounts receivable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. Notwithstanding these collections, the Company periodically evaluates the collectability of accounts receivable and considers the need to establish an allowance for doubtful debts based upon historical collection experience and specifically identifiable information about its customers. As of December 31, 2013 and 2012, the Company determined that no such allowance was necessary.

Accounts Receivable Factoring - The Company factors certain receivables under its own discretion. In accordance with ASC 860-10-40 the Company properly accounts for factoring under the sale of receivables method. Factored receivables at December 31, 2013 and 2012 have been properly accounted for under this method.

Inventory – The Company values inventories, consisting of purchased goods for resale, at the lower of cost or market. Cost is determined using the weighted average method. The Company reduces inventories for the diminution of value, if any, resulting from product obsolescence, damage or other issues affecting marketability, equal to the difference between the cost of the inventory and its estimated market value. These markdowns are estimates, which could vary significantly from actual requirements if future economic conditions, customer demand or competition differ from expectations.

Warranty Reserve – The Company warranties items for one year after purchase. The Company components and modifications are minimal and the Company rarely runs into warranty claims. However, this occasionally does occur and when it does the amount of warranty expense can be substantial. As a result, a warranty reserve of $18,600 has been booked and is maintained on the books for both 2012 and 2013.

Prepaid Expenses – Prepayments made for services are deferred as an asset and recognized as expense as the services are performed.

Intangible Assets - Purchased intangible assets are recorded at cost, where cost is the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire an asset at the time of its acquisition. The cost of such an intangible asset is measured at fair value unless the exchange transaction lacks commercial substance or the fair value of neither the asset received nor the asset given up is reliably measurable. If the fair value of either the asset received or the asset given up can be measured reliably, then the fair value of the asset given up is used to measure cost unless the fair value of the asset received is more clearly evident (See Note 8 – Intangible Assets).

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets which have indefinite lives are not amortized, and are stated at cost less accumulated impairment losses.

Our intangible assets consist of the following:

UL Listings -- Energie has over 20 United Laboratories™ (“UL”) files, which include UL Listings for over 14,000 products for sale in the United States and Canada. UL is an independent safety testing laboratory. A UL Listing means that UL has tested representative samples of the product and determined that it meets UL’s requirements. These requirements are based primarily on UL’s published and nationally recognized standards for safety. UL’s testing certifies the design, construction and assembly of the certified products. UL Listings do not expire as long as the product certified is not materially changed. Ownership of a UL Listing may also be transferred between companies. Most customers in the lighting industry will only buy UL listed products.

Trademarks -- Energie is a registered trademark.

Marketing and design – Engineering and marketing materials covering the majority of our product offerings.

Property and Equipment - Property and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company, and the cost of the item can be measured reliably. Subsequent to recognition, property and equipment is measured at cost less accumulated depreciation and impairment losses.

Deposits – Consist of security deposits for leased office space.

Accounts Payable – Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Unearned Income – Cash collected from customers prior to delivery of products is deferred as a liability until such time the sale transaction meets the revenue recognition criteria described below.

Notes Payable - Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Commissions Payable – Commissions payable consist of commissions owed to third party sales agents and distributors in accordance with executed sales representative agreements. Commissions are based on a percentage of sales generated by the representative on behalf of the Company. The percentage is scalable depending on the relation to the “list price,” so a lower, or no, commission is received depending on the discount.

Sales Revenue and Cost of Goods Sold – The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when persuasive evidence of an arrangement exists, the product has been shipped or the services have been rendered to the customer, the sales price is fixed or determinable, and collection is reasonably assured. The Company records revenue on a gross basis. Gross basis reporting reflects revenue at the gross sales price received by the Company from the buyer of the products, and cost of goods sold represents the Company’s cost to acquire the products from the manufacturers for resale. The Company takes title to the products to be resold on the date the product is shipped to the Company from the manufacturer. Refunds and returns, which are minimal, are recorded as a reduction of sales revenue.

Operating Expenses - Expenses necessary to generate revenue are expensed in the period incurred. Commission expense is recognized at the time revenue is earned on product sales, and is based upon a defined fee for each product sold.

Interest Expense - Interest expense is recognized using the effective interest method on any notes payable.

Impairment of Non-Financial Assets - Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If necessary, undiscounted cash flow projections are then compared to the carrying value. If the carrying value is higher than the undiscounted cash flows, then we must determine whether there has been an impairment loss. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Income Taxes – Because the Company was established as a limited liability company, it is treated as a partnership for Federal income tax purposes where all such tax obligations flow through to the owners of the Company during the period in which income taxes were incurred.

Fair Value of Financial Instruments - The carrying amount of our financial instruments, which principally include cash, accounts receivable, accounts payable and debt, approximates fair value due to the relatively short maturity of such instruments.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Reclassification – Certain expenses that were previously shown separately have been reclassified as General and administrative expense in the statements of operations, as the nature of these expenses are similar and separate disclosure was not deemed necessary.

3. Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year include:

Accounts Receivable - Allowance for Doubtful Accounts - The Company’s allowance for doubtful accounts is estimated based on historical experience, receivable aging, current economic trends and specific identification of certain receivables that are at risk of not being paid. In light of the recent volatility in the global economies, the Company’s estimates and judgments with respect to the collectability of its receivables have become subject to greater uncertainty than in more stable periods.

Inventory - Allowance for Obsolescence - The Company’s allowance for inventory obsolescence is estimated based on historical experience, product aging, current economic trends and specific identification of certain components of inventory that are at risk of not being sold. In light of the recent volatility in the global economies, the Company’s estimates and judgments with respect to the sale of its inventory have become subject to greater uncertainty than in more stable periods.

Intangible Assets: Valuation and Amortization - The Company is required to estimate the fair value of its acquired intangible assets, and review them for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In making this assessment, judgment is involved in the determination of the potential impacts of both internal and external factors affecting the recoverability of the asset through future revenue. Significant estimates and assumptions are required to determine the expected useful lives for amortizing and determining the recoverability of intangible assets. Estimates are also necessary in assessing whether there is an impairment of their value requiring a write-down of their carrying amount. In order to ensure that its assets are carried at no more than their recoverable amount, the Company evaluates at each reporting date certain indicators that would result, if applicable, in the calculation of an impairment test. The recoverable amount of an asset or group of assets may require the Company to use estimates and mainly to assess the future cash flows expected to arise from the asset or group of assets and a suitable discount rate in order to calculate present value. Any negative change in relation to the operating performance or the expected future cash flows of individual assets or group of assets will change the expected recoverable amount of these assets or group of assets and therefore may require a write-down of their carrying amount.

Contingent Liabilities - The Company is required to make judgments about contingent liabilities including the probability of pending and potential future litigation outcomes that, by their nature, are dependent on future events that are inherently uncertain. In making its determination of possible scenarios, management considers the evaluation of outside counsel knowledgeable about each matter, as well as known outcomes in case law.

4. Financial Risk Management Objectives and Policies

The Company has a system of controls in place to create an acceptable balance between the cost of risks occurring and the cost of managing the risk. Management continually monitors the Company's risk management process to ensure that an appropriate balance between risk and control is achieved. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company's activities. The Company reviews and agrees policies and procedures for the management of these risks.

The Company is exposed to financial risks arising from its operations and the use of financial instruments. The key financial risks include market risk, credit risk, and liquidity risk. The following section provides details regarding the Company's exposure to these risks and the objectives, policies and processes for the management of these risks.

Market Risk - Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, will affect the Company's income or the value of its holdings of financial instruments. Management believes the Company is not exposed to significant market risk at December 31, 2013 or December 31, 2012.

Credit Risk - Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations. Credit risk arising from the inability of a customer to meet the terms of the Company's financial instrument contracts is generally limited to the amounts, if any, by which the customer's obligations exceed the obligations of the Company. The Company's exposure to credit risk arises primarily from its cash & cash equivalents and its accounts receivable for which the Company minimizes credit risk by dealing with reputable counterparties with high credit ratings and no history of default.

Liquidity Risk - Liquidity risk is the risk that the Company will encounter difficulty in meeting financial obligations due to shortage of funds. The Company's exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. The Company's liquidity risk management policy is to monitor its net operating cash flows and maintain an adequate level of cash and cash equivalents through regular review of its working capital requirements. The Company monitors and maintains a level of cash considered adequate by management to finance the Company's operations and mitigate the effects of the fluctuations in cash flows.

Capital Management - The primary objective of the Company's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the distributions to members. The Company has complied with all externally imposed capital requirements as at December 31, 2013 and December 31, 2012, and no changes were made to the Company’s capital management objectives, policies or processes during the period then ended.

5. Accounts receivable

The following is a summary of accounts receivable, net:

	December 31,
	2013 (Restated)	2012

Customer receivables, factored	$37,874	$271,136
Customer receivables, unfactored	11,763	25,476
	$49,637	$296,612

Losses from factoring of receivables for the years ended December 31, 2013 and 2012 were $54,206 and $61,220, respectively. These amounts are included in the accompanying statements of operations within “Other income (expense).”

6. Inventory

The following is a summary of inventory:

	December 31,
	2013	2012

Raw materials	$418,796	$430,895
Less: reserve	(4,488)	(4,488)
	$414,308	$426,407

7. Prepaid expenses

The following is a summary of prepaid expenses:

	December 31,
	2013	2012

Deposits	$10,022	$23,580
Other	5,900	25,387
	$15,922	$48,967

8. Intangible Assets

The following is a summary of intangible assets:

	December 31,		Estimated Useful Life
	2013	2012	(Years)

UL Listings and Trademarks	$1,639,840	1,639,840	15
Marketing and design	723,795	723,795	3-5
	2,363,635	2,363,635
Less: accumulated amortization	(1,244,085)	(985,069)

	$1,119,550	$1,378,566

The weighted average remaining life of intangible assets recorded by the Company was 4.3 years and 5.3 years, respectively, at December 31, 2013, and 2012. Amortization expense for the years ended December 31, 2013 and 2012, was $227,267 and $198,522, respectively.

9. Property and equipment

The following is a summary of property and equipment:

	December 31,		Estimated useful life
	2013	2012	(Years)

Computers and software	$210,849	210,849	5.0
Office furniture and fixtures	70,245	70,245	7.0
Leasehold improvements	57,025	57,025	5.0
Tooling and equipment	23,633	23,130	5.0
	361,752	361,249
Less: accumulated depreciation	(338,331)	(327,042)
	$23,421	$34,207

Depreciation expense for the years ended December 31, 2013 and 2012 was $10,786 and $18,372, respectively.

10. Debt

Debt is comprised of the following:

		December 31,
Description	Note	2013	2012

Line of credit	A	$47,000	$47,000
Accounts receivable factoring	B	52,530	215,330
Note payable to distribution partner	C	550,347	555,347
Related party debt	D	3,110,889	1,738,880
Other notes payable	E	221,166	115,352
Note payable to office lessor	F	—	46,557
Inventory financing payable	G	—	16,190
		$3,981,932	$2,734,656

A – Line of Credit – The Company utilized this bank line of credit for working capital purposes. The outstanding obligation is due on demand, has a stated initial interest rate of 10.5% that is subject to adjustment, and is guaranteed by the Company’s majority shareholder.

F-17

B – Accounts Receivable Factoring – Pursuant to factoring and security agreement, the Company submits accounts receivable for sale to a factoring firm at an amount equal to their face value, less a 1.5% commission and an initial factoring fee based on the prime interest rate plus 3%. The factor advances a percent of the account balance to the Company, and the remaining amount will be withheld in a non-interest bearing reserve account. Accounts purchased by the factor are with full recourse with the Company within 120 days from the invoices date. The factoring transaction is treated as a loan, with the receivables used as collateral. The Company has granted the factoring firm a security interest in, and a blanket lien upon the Company’s assets.

C – Note Payable to Distribution Partner – Represents the outstanding principal balance plus 5% annual interest due on a 2007 promissory note with 5% annual interest, between the Company and a significant European distribution partner. Although the Company is past due on required payments, the loan holder has not made any demand for repayment of the principal and interest due.

D –Related Parties Debt – Amounts due to lenders having an interest in the membership rights of Energie, LLC. These loans are not collateralized. All have been renegotiated to have a maturity of December 31, 2014. The following summarizes the terms and balances of the related party notes:

	December 31, 2013	December 31, 2012	Interest Rate

D1	$2,413,752	$1,242,913	6%
D2	306,946	289,753	12%
D3	173,367	124,587	—
D4	103,500	—	24%
D3	81,697	50,000	24%
D3	20,000	20,000	24%
D3	10,000	10,000	24%
D5	1,627	1,627	—
Total	$3,110,889	$1,738,880

D1 -- Holds the largest ownership percentage in the Company, and we also incur approximately $150,000 annually for rent expense with them. According to the note agreement, the note holder may, at its option at any time after default, proceed to convert any remaining balance of the notes to equity at a rate equal to the proportion of the remaining balance of the note divided by $4,000,000 enterprise value. The note was considered to be in default as of December 31, 2013; therefore, the note holder has the right to exercise the conversion option, but has not yet elected to do so.

The Company evaluated the agreement for derivatives and determined that it does not qualify for derivative treatment for financial reporting purposes, because the agreement relates to the Company’s own equity and, the debt and the equity are not closely related. The Company also determined this does not qualify as a beneficial conversion feature. Accordingly, the balance is reported at the carrying amount.

F-18

D2 -- Holds ownership interest in the Company and is also an executive vice president.

D3 -- All represent holders of ownership interest, without any other involvement in the Company.

D4 -- The spouse of the Company’s CEO.

D5 -- Holds ownership interest in the Company and is also a vice president.

11. Commitments and Contingencies

The Company is subject to legal claims that may arise in the normal course of business. However, management is unaware of any pending or threatened claims that would require adjustment or disclosure to the accompanying financial statements.

Future minimum rental payments required under all leases that have remaining non-cancelable lease terms in excess of one year as of December 31, 2013 are as follows (in thousands):

2014	$170,392
2015	165,860
2016	168,153
2017	150,956
2018	28,568
Thereafter	—
$683,929

12. Subsequent Events

On January 27, 2013, Energie Holdings, Inc. (“Holdings”), a publicly traded company, announced they had entered into a Share Exchange Agreement (the “Agreement”), whereby upon closing, Holdings would acquire a 100% interest in the Company in exchange for 33 million shares of Holdings’ common stock. On July 2, 2014, Holdings issued 33 million unregistered shares of common stock in exchange for 100% ownership interest in Energie. This transaction resulted in the owners of Energie obtaining a majority voting interest in Holdings. The merger of Energie into Holdings results in Energie having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Energie for the net assets of Holdings, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

F-19

13. Restatement of Financial Statements

The audited financial statements as of and for the year ended December 31, 2013, filed with the SEC on July 2, 2014, have been restated. The previously filed financial statements reflected the potential reimbursement of costs to become a publicly-traded company as accounts receivable and a reduction of the corresponding expense. Management has determined that the accounting treatment should have been evaluated as a contingent gain and, as such, the potential reimbursement should not have been recorded. There is no formal reimbursement agreement and no amounts have been received.

The effects of the restatement on our previously issued financial statements as of and for the year ended December 31, 2013, are as follows:

	Previously Reported	Adjustment	Restated
Balance sheet:
Accounts receivable, net	$714,508	$(664,871)	$49,637
Total current assets	1,182,612	(664,871)	517,741
Total assets	2,337,278	(664,871)	1,672,407

Members’ deficit	$(2,331,823)	$(664,871)	$(2,996,694)
Total liabilities and members’ deficit	2,337,278	(664,871)	1,672,407

Statement of operations:
General and administrative expense	$409,903	$664,871	$1,074,774
Total operating expenses	1,621,696	664,871	2,286,567
Loss from operations	(647,062)	(664,871)	(1,311,933)
Net loss and comprehensive income	(954,598)	(664,871)	(1,619,469)

F-20

Energie LLC

Condensed Balance Sheets

	June 30, 2014 (Unaudited)	December 31, 2013

Assets

Current Assets
Cash and cash equivalents	$8,898	$37,874
Accounts receivable, net	64,366	49,637
Inventory	426,583	414,308
Prepaid expenses	6,224	15,922
Total Current Assets	506,071	517,741

Noncurrent Assets
Intangible assets, net	1,026,294	1,119,550
Property and equipment, net	5,583	23,421
Deposits	11,695	11,695
Total Noncurrent Assets	1,043,572	1,154,666

Total Assets	$1,549,643	$1,672,407

Liabilities and Members' Deficit

Current Liabilities:
Accounts payable	$1,212,480	$595,202
Commissions payable	91,580	91,967
Debt	4,403,028	3,981,932
Total Current Liabilities	5,707,088	4,669,101

Members' Deficit
Members' deficit	(4,157,445)	(2,996,694)

Total Liabilities and Members' Deficit	$1,549,643	$1,672,407

The accompanying notes are an integral part of these condensed financial statements.

F-21

 Energie LLC

Condensed Statements of Operations

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2014	2013	2014	2013

Sales revenue	$174,762	$576,513	$339,371	$1,356,285
Cost of goods sold	(95,712)	(151,163)	(165,814)	(578,585)
Gross Profit	79,050	425,350	173,557	777,700

Operating Expenses
Commissions	21,257	160,815	47,930	324,768
Compensation	129,286	243,145	254,569	353,096
Depreciation and amortization	84,872	82,454	127,126	98,565
General and administrative	289,709	183,414	681,283	381,608
Total Operating Expenses	525,124	669,828	1,110,908	1,158,037

Loss from Operations	(446,074)	(244,478)	(937,351)	(380,337)

Other income (expense)
Interest expense	(92,407)	(11,479)	(179,977)	(66,620)
Other income (expense)	45,565	(27,144)	72,089	(25,080)
Other income (expense), net	(46,842)	(38,623)	(107,888)	(91,700)

Net loss and comprehensive loss	$(492,916)	$(283,101)	$(1,045,239)	$(472,037)

The accompanying notes are an integral part of these condensed financial statements.

F-22

Energie LLC

Condensed Statements of Cash Flows

(Unaudited)

	Six months ended June 30,
	2014	2013

Cash flow from operating activities
Net loss	$(1,045,239)	$(472,037)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	127,126	98,565
Unpaid interest	179,977	66,620
Change in operating assets and liabilities:
Accounts receivable	(14,729)	60,537
Inventory	(12,275)	(74,156)
Prepaid expenses	9,698	33,206
Accounts payable	617,278	287,160
Unearned income	—	(25,502)
Commissions payable	(387)	(9,443)
Net cash used in operating activities	(138,551)	(35,050)

Cash flow used in investing activities	(16,032)	—

Cash flow from financing activities
Proceeds from payments of notes payable, net of repayments	241,119	7,258
Member activity	(115,512)	5,032
Net cash provided by financing activities	125,607	12,290

Net decrease in cash	(28,976)	(22,760)
Cash at beginning of the period	37,874	59,171
Cash at end of the period	$8,898	$36,411

Supplemental Disclosures:
Interest paid	$—	$—
Income taxes paid	$—	$—

The accompanying notes are an integral part of these condensed financial statements.

F-23

Energie LLC

Notes to Condensed Financial Statements

(Unaudited)

1. Organization and Basis of Presentation

Organization and Operations – Energie, LLC (“Energie” or “the Company”) was established on November 29, 2001 as a limited liability company in the state of Delaware and is engaged in the import and sale of specialized interior lighting solutions to the architecture and interior design markets in North America. The Company is headquartered in Wheat Ridge, Colorado and also maintains a production and assembly facility in Zeeland, Michigan.

Energie has organically developed an end-to-end production and distribution platform for imported lighting products featuring HID, fluorescent, and LED technologies. Long term contracts with five European manufacturers and one in Taiwan provide Energie with exclusive North American distribution rights to over 270 total products in 37 categories. After processing any modifications necessary to meet UL standards and building code requirements, the products are sold to customers through a network of over 60 independent lighting sales agents. In addition to a 15% commission structure, the sales force is provided with promotional materials, product training, and technical support by the Company.

Basis of Preparation - The accompanying unaudited interim condensed financial statements have been prepared on the same basis as the annual audited financial statements and in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. All intercompany transactions have been eliminated in consolidation. Operating results and cash flows for interim periods are not necessarily indicative of results that can be expected for the entire year. The information included in this report should be read in conjunction with our audited financial statements and notes thereto included in Exhibit 99.1 of this Form 8-K.

Going Concern and Managements’ Plans – The condensed financial statements as of and for the six months ended June 30, 2014 and 2013 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported net losses of $1,045,239 and $472,037, respectively, for the six months ended June 30, 2014 and 2013. The Company also has a members’ deficit of $4,157,445 at June 30, 2014 and negative working capital of $5,201,017 at June 30, 2014.

The future success of the Company is dependent on its ability to attract additional capital and, ultimately, upon its ability to develop future profitable operations. There can be no assurance that the Company will be successful in obtaining financing, or that it will attain positive cash flows.

Although the Company is past due on its required payments under the forgoing loans, the lenders have not made demand for repayment of the principal and interest due. If demand for payment is made by one or multiple vendors, the Company would experience a liquidity issue as it does not currently have the funds available to pay off these debts. We intend to enter into extension/forbearance agreements with each of the lenders; however, there can be no assurances that any of the lenders will be cooperative or that if they are willing to provide extensions or forbearances, that the terms under which they may be willing to provide them will be favorable to the Company.

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2. Accounts receivable

The following is a summary of accounts receivable:

	June 30,	December 31,
	2014	2013

Customer receivables, factored	$64,366	$37,874
Customer receivables, unfactored	—	11,763
	$64,366	$49,637

Losses from factoring of receivables for the six months ended June 30, 2014 were $10,400. Gains from factoring of receivables for the six months ended June 30, 2013 were $616.

3. Inventory

The following is a summary of inventory:

	June 30,	December 31,
	2014	2013

Raw materials	$431,071	$418,796
Less: reserve	(4,488)	(4,488)
	$426,583	$414,308

4. Debt

Debt is comprised of the following:

Description	Note	June 30, 2014	December 31, 2013

Line of credit	A	$47,000	$47,000
Accounts receivable factoring	B	41,284	52,530
Note payable to distribution partner	C	530,347	550,347
Related party debt	D	3,552,933	3,110,889
Other notes payable	E	231,464	221,166
		$4,403,028	$3,981,932

A – Line of Credit – The Company utilized this bank line of credit for working capital purposes. The outstanding obligation is due on demand, has a stated initial interest rate of 10.5% that is subject to adjustment, and is guaranteed by the Company’s majority shareholder.

B – Accounts Receivable Factoring – Pursuant to factoring and security agreement, the Company submits accounts receivable for sale to a factoring firm at an amount equal to their face value, less a 1.5% commission and an initial factoring fee based on the prime interest rate plus 3%. The factor advances a percent of the account balance to the Company, and the remaining amount will be withheld in a non-interest bearing reserve account. Accounts purchased by the factor are with full recourse with the Company within 120 days from the invoices date. The factoring transaction is treated as a loan, with the receivables used as collateral. The Company has granted the factoring firm a security interest in, and a blanket lien upon the Company’s assets.

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C – Note Payable to Distribution Partner – Represents the outstanding principal balance plus 5% annual interest due on a 2007 promissory note with 5% annual interest, between the Company and a significant European distribution partner. Although the Company is past due on required payments, the loan holder has not made any demand for repayment of the principal and interest due.

D –Related Parties Debt – Amounts due to lenders having an interest in the membership rights of Energie, LLC. These loans are not collateralized. All have been renegotiated to have a maturity of December 31, 2014. The following summarizes the terms and balances of the related party notes:

	June 30, 2014	December 31, 2013	Interest Rate

D1	$2,675,016	$2,413,752	6%
D2	377,761	306,946	12%
D3	204,300	173,367	—
D4	160,377	103,500	24%
D3	93,588	81,697	24%
D3	23,947	20,000	24%
D3	10,000	10,000	24%
D5	7,944	1,627	—
Total	$3,552,933	$3,110,889

D1 -- Holds the largest ownership percentage in the Company, and we also incur approximately $150,000 annually for rent expense with them. According to the note agreement, the note holder may, at its option at any time after default, proceed to convert any remaining balance of the notes to equity at a rate equal to the proportion of the remaining balance of the note divided by $4,000,000 enterprise value. The note was considered to be in default as of June 30, 2014; therefore, the note holder has the right to exercise the conversion option, but has not yet elected to do so.

The Company evaluated the agreement for derivatives and determined that it does not qualify for derivative treatment for financial reporting purposes, because the agreement relates to the Company’s own equity and, the debt and the equity are not closely related. The Company also determined this does not qualify as a beneficial conversion feature. Accordingly, the balance is reported at the carrying amount.

D2 -- Holds ownership interest in the Company and is also an executive vice president.

D3 -- All represent holders of ownership interest, without any other involvement in the Company.

D4 -- The spouse of the Company’s CEO.

D5 -- Holds ownership interest in the Company and is also a vice president.

E – Other Notes Payable – Represents the outstanding principal balance plus interest due on three separate promissory notes with interest rates ranging from 8% to 24% annually. Although the Company is past due on its required payments, the loan holders have not made demand for repayment of the principal and interest due. In the event the Company receives proceeds as the beneficiary of a life insurance policy covering its majority shareholder, repayment of principal and interest is due on these notes prior to using the proceeds for any other purpose.

All of the Company’s debt is reflected as a current liability due to either having a maturity date in 2014, or because it is past due.

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5. Subsequent Events

On July 2, 2014, Energie Holdings, Inc. (“Holdings”), a publicly traded company, issued 33,000,000 unregistered shares of common stock in exchange for 100% ownership interest in Energie. This transaction resulted in the owners of Energie obtaining a majority voting interest in Holdings. The merger of Energie into Holdings results in Energie having control of the combined entity. Accordingly, this is considered to be a capital transaction, rather than a business combination, equivalent to the issuance of ownership interests by Energie for the net assets of Holdings, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible is recorded.

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ENERGIE HOLDINGS, INC.

5,000,000 Shares of Common Stock

PROSPECTUS

October 29, 2014